May 29, 2015

Celeste M. Murphy

Division of Corporate Finance

Securities Exchange Commission

Re:	Poverty Dignified Registration Statement on Form S-1 Filed February 6, 2015 File No. 333-201936

Dear Ms. Murphy,

Please see our response to your comments below.

General

1. We note your response to Comment 2 and references throughout the filing to your first sale of a franchise on March 30, 2015 for $105,000.  It appears from your filing that you have not commenced performance under the terms of the disclosed sale and that the sold franchise has not begun business operations.  Please provide more information in your filing as to the details of the franchise sale and your legal reasoning as to how subsequent operations, if any, act as to not qualify you for shell company status.  In responding please also indicate if the sold franchise was the prototype My Power Solutions charging station, a different charging station other than the referenced prototype, or if the sold franchise was part of a different subsidiary enterprise.

The section under “Our first microfranchise: My Power Solutions, Inc.” on page 26 was amended to read:

My Power Solutions, Inc. (“MPS”) was originally organized in the State of Nevada in 2014 and wholly owned by Poverty Dignified and is the first microfranchise proposed by the Company. On March 30, 2015, we sold our first franchise for $105,000 based on our Franchise and Trademark agreement for our prototype of the charging station in Africa designed by Poverty Dignified discussed below.

10617 Kettering Drive, Ste 219 Charlotte, NC 28226 UNITED STATES 719.761.1869 www.povertydignified.com
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According to our Franchise and Trademark Agreement, once a franchisee has been approved and the purchase complete with a signed Franchise and Trademark Agreement and payment of the franchise fee, the site selection process begins. From this point forward, we as a company have a legal responsibility to assist with this process. As stated in Article 2, Section 2.2 Selection of Location for New Business: “If this Agreement is for a new Business, you agree to propose a location for your Business in the Territory within 90 days after the Agreement Date. Your proposed location must conform to our site selection guidelines and requirements and is subject to our approval.” Currently our first franchisee is completing the site location process. The very act of approving a new franchisee places a legal responsibility on the company to fulfill all its responsibilities as a franchisor under the Franchise Disclosure Document, and set in operation events such as the training program. Once the site location has been approved, training begins as stated in Article 5, Section 5.1 Training Programs: “If you (or, if applicable, your Operating Partner) have not previously attended and successfully completed our initial training program, then prior to opening or operating your Business, you (or your Operating Partner) must attend and successfully complete an initial training program on the operation of a My Power Solutions Business.” Once training is complete, the franchise unit is setup and equipped according to Article 7, Operating Standards, which includes all products and equipment being ordered and delivered and involves our procurement team operating in their roles and responsibilities to ensure the franchise business opens successfully and on time. Although it may take months for the franchise doors to open, operations officially commenced to fulfill our legal Franchisor responsibilities on March 30, 2015 with the sale of our first franchise.

According to CFR §230.405, the term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Commission does not define the term “nominal” as [it] believe[s] that this term embodies the principle that [the Commission] seeks to apply and is not inappropriately vague or ambiguous. Therefore, it is our belief that the sale of a franchise is evidence that the Company has operations that are more than the development of our business plan, research and development, and marketing and extends beyond “nominal operations” excluding the Company as a “shell company.”

Risk Factors, page 9

2. We note your responses to Comment 2 and Comment 5.  Please add a risk factor clarifying that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

10617 Kettering Drive, Ste 219 Charlotte, NC 28226 UNITED STATES 719.761.1869 www.povertydignified.com
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We have added the following risk factor:

Sales of certain securities held by shareholders may not be sold under Rule 144 until the conditions of Rule 144(i) are met.

The securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). When certain shares were issued to shareholders, the Company was deemed a shell as it had nominal assets in operations. Such shares bear a legend and may not be resold under Rule 144 until the conditions of Rule 144(i) are met. The conditions of Rule 144(i) will be met when the Company is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission.

Description of Business

Model for Incubation, page 25

3. We note your incubation business model, which anticipates “PD tak[ing] a significant minority share (up to 49%) in an incubated business and hold[ing] that stake indefinitely. PD is more inclined to remain as a minority shareholder than to sell an incubated business, but leaves its options open.” Please provide more information, and if material add additional risk factors, as to how your stake in incubated businesses operates. Please consider in your response:

•	If all incubated businesses become subsidiaries of Poverty Dignified; and
•	If management and affiliates will or can provide equity or other support to incubated businesses, independent of Poverty Dignified.

We have modified this section on page 25 to read as follows:

Poverty Dignified’s incubation model falls within two categories: 1) An existing business outside of the Poverty Dignified umbrella of wholly owned subsidiaries, that have not been able to capitalize their idea, concept or technology and desire to partner with Poverty Dignified through an incubation agreement; 2) An internal business idea, concept or technology birthed solely from within Poverty Dignified as a wholly owned subsidiary. When Poverty Dignified enters into an incubation agreement with a business outside of the Poverty Dignified umbrella of wholly owned subsidiaries, it seeks a significant minority share (up to 49%) and plans to hold that stake indefinitely. Such business will remain organizationally intact and will not be reorganized under the Poverty Dignified umbrella as a subsidiary. PD is more inclined to remain as a minority shareholder than to sell its position in the incubated businesses, but leaves its options open should selling its minority share and exiting be in the best interest of Poverty Dignified, Inc. and its shareholders. Management and affiliates will and can provide equity or other support to incubated businesses, but not independent of Poverty Dignified, Inc. When Poverty Dignified’s equity, support or resources are deployed in the incubation process, the company will be directly compensated for the resources consumed.

10617 Kettering Drive, Ste 219 Charlotte, NC 28226 UNITED STATES 719.761.1869 www.povertydignified.com
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In consideration of the above, we have added the following risk factor on page 11:

We may take a minority stake in a company or concept as compensation for incubating a business. If we take a minority stake, we will lack control which will increase our risks of investment.

When Poverty Dignified enters into an incubation agreement with a business outside of the Poverty Dignified umbrella of wholly owned subsidiaries, it will mostly likely seek a significant minority share. Since it would be our intention to remain a minority stakeholder, we would lack control over the operations, resulting in increased risk of loss of our investment in such an incubated business. Therefore, it will be important to conduct lengthy due diligence on any business which intend to incubate. Despite a lengthy and thorough due diligence process, we may neglect to uncover certain facts or risks related to the incubated business.

Thank you for your time. Please direct future comments to our securities counsel at jillian@syndicationlawyers.com

Sincerely,

/s/ George Critz

Poverty Dignified, Inc.

George Critz, CFO

cc: Jillian Sidoti

Trowbridge Taylor Sidoti LLP

10617 Kettering Drive, Ste 219 Charlotte, NC 28226 UNITED STATES 719.761.1869 www.povertydignified.com
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EXHIBIT E

THE
MY POWER SOLUTIONS
FRANCHISE AND TRADEMARK AGREEMENT

____
FRANCHISEE

____
BUSINESS NUMBER

MyPOWER-Solutions.com

PAGE | 1

TABLE OF CONTENTS

		Page
ARTICLE 1:	INTRODUCTION AND DEFINITIONS	5
1.1	My Power Solutions	5
1.2	Acknowledgments	5
1.3	Definitions	5
ARTICLE 2:	GRANT OF RIGHTS	7
2.1	Grant of Franchise/Reservation of Rights	7
2.2	Selection of Location for New Business	8
2.3	Your Territorial Protection	8
2.4	Intentionally left blank	9
2.5	Your Right to Associate with Other My Power Solutions Business Franchisees	9
2.6	Relocation of Business	9
ARTICLE 3:	FEES	9
3.1	Initial Franchise Fee	9
3.2	Royalty Fees	10
3.2.1	Contribution to the Local Economy	10
3.3	Royalty Fee Administration	10
3.4	Contributions to the My Power Solutions Advertising Fund	11
3.5	Interest On Late Payments	11
3.6	Method of Payment	11
3.7	Application of Payments	12
ARTICLE 4:	DEVELOPMENT OF YOUR BUSINESS	12
4.1	Purchase or Lease of Premises	12
4.2	Development and Opening of Your Business	12
4.3	Equipment, Fixtures,Supplies, Inventory and Signs	13
4.4	Intentionally left blank	13
ARTICLE 5:	TRAINING AND GUIDANCE	13
5.1	Training Programs	13
5.2	On-Going Guidance	14
5.3	Periodic Visits	14
5.4	Operations Manual	14
ARTICLE 6:	YOUR ORGANIZATION AND MANAGEMENT	14
6.1	Disclosure of Ownership Interests	14
6.2	Management of Business	15
ARTICLE 7:	OPERATING STANDARDS	15
7.1	Authorized Products and Services	15
7.2	Equipment, Inventory, Signage and Supplies	15
7.3	Approved Suppliers	16
7.4	Maintenance and Repair of Equipment	16
7.5	Condition of Business /Business Upgrades	17
7.6	Specifications and Standards	17

MyPOWER-Solutions.com PAGE | 2

7.7	Changes to Specifications and Standards/Days and Hours of Operation	17
7.8	Compliance With Laws	17
7.9	Personnel	18
7.10	Insurance	18
7.11	Intentionally left blank	19
7.12	Customer Warranties	19
7.13	Customer Complaints	19
7.14	Intentionally left blank	19
ARTICLE 8:	MARKETING AND ADVERTISING	19
8.1	Marketing and Advertising Programs	19
8.2	My Power Solutions Advertising Fund	20
8.3	Grand Opening Advertising	22
8.4	Regional Advertising Co-op	22
8.5	Franchisee Web Site	23
8.6	Approval of Advertising Content	23
ARTICLE 9:	REPORTS AND INSPECTIONS	24
9.1	Records	24
9.2	Computer System	24
9.3	Periodic Reports	25
9.4	Use of Customer Information	25
9.5	Inspections	25
9.6	Audits	25
ARTICLE 10:	TRADEMARKS	26
10.1	Ownership of the Marks	26
10.2	Use of the Marks	26
10.3	Discontinuance of Use of Marks	26
10.4	Notification of Infringements and Claims	27
10.5	Indemnification of Franchisee	27
10.6	Electronic Commerce	27
ARTICLE 11:	RESTRICTIVE COVENANTS	28
11.1	Confidential Information	28
11.2	Franchisee's In-Term Covenants	28
11.3	Information Exchange	29
11.4	Franchisee's Post-Term Covenants	29
ARTICLE 12:	TRANSFER OF AGREEMENT	29
12.1	Transfer by You Subject to Our Approval	29
12.2	Conditions for Approval	30
12.3	Transfer to a Corporation	31
12.4	Special Transfers	32
12.5	Death or Disability of Franchisee	32
12.6	Your Right to Offer Your Franchise to Us	32
12.7	Our Right of First Refusal	33
12.8	Transfer by Us	34

MyPOWER-Solutions.com

PAGE | 3

ARTICLE 13:	TERMINATION OF AGREEMENT	34
13.1	Termination Upon Notice	34
13.2	Termination After Opportunity to Cure	36
ARTICLE 14:	RENEWAL RIGHTS	36
ARTICLE 15:	EFFECT OF TERMINATION OR EXPIRATION	37
15.1	Payment of Amounts Owed to Us	37
15.2	Discontinue Use of Marks and Confidential Information	37
15.3	Customers	38
15.4	Possession of Premises	39
15.5	Continuing Obligations	39
ARTICLE 16:	RELATIONSHIP OF THE PARTIES	39
16.1	Independent Contractors	39
16.2	Indemnification	40
16.3	Taxes	40
ARTICLE 17:	MISCELLANEOUS	41
17.1	Governing Law	41
17.2	Arbitration	41
17.3	Preliminary Injunctive Relief	41
17.4	Multi-Plaintiff and Class Action Claims	42
17.5	No Jury Trial	42
17.6	Venue	42
17.7	Costs and Attorneys' Fees	42
17.8	Limitations on Legal Claims	42
17.9	Severability and Substitution of Provisions	42
17.10	Waiver of Obligations	43
17.11	Exercise of Rights	43
17.12	Construction	43
17.13	Modification	44
17.14	Notices and Payments	44
17.15	Counterparts and Electronic Signatures	44
17.16	Content Management Procedures and Guidelines	45

MyPOWER-Solutions.com

PAGE | 4

MY POWER SOLUTIONS

FRANCHISE AND TRADEMARK AGREEMENT

THIS FRANCHISE AGREEMENT ("Agreement") between My Power Solutions, Inc., a Nevada corporation, with its principal place of business located at 10617 Kettering Drive, Suite 219,Charlotte, North Carolina, 28226 that does business under and operates the name My Power Solutions. (collectively referred to as "Franchisor, "we", or, "us," "Franchisor", or "My Power Solutions") and ________________________("Franchisee" or "you"), a(n) ______________ __________________, whose principal address is ____ ____ ____________________________________, is made and entered into as of the date appearing below our signature line at the end of this Agreement (the "Agreement Date").

ARTICLE 1:
INTRODUCTION AND DEFINITIONS

1.1 My Power Solutions

We operate, and grant others ("My Power Solutions franchisees") the right to operate a mobile charging station using our distinctive business system and trademarks that that we have developed over time.

1.2 Acknowledgments

You and we acknowledge our shared commitment to the common goals of enhancing customer goodwill toward the Marks, to strengthening the business of My Power Solutions and to expand the chain of mobile charging stations located in emerging countries throughout the world. You and we further acknowledge that the success of achieving these common goals is dependent on us and you working together in a spirit of mutual respect and cooperation.

The provisions of this Agreement are based on the guiding principles that: (a) we should respect your interest in the going-concern value of your business; and (b) you should respect our ownership of the System, including the Marks, confidential information and the associated goodwill, and our rights to determine the nature and quality of the products and services sold under the Marks, to control the manner in which the Marks are used, to enforce System standards and to manage the System. You understand the terms of this Agreement and accept them as being reasonably necessary for us to maintain the uniformity of our high quality standards at all My Power Solutions business locations, and to protect the goodwill of the Marks and the integrity of the System.

1.3 Definitions

The terms listed below have the meanings which follow them or have the meanings which are set out in the referenced Section and include the plural as well as the singular. Other terms are defined elsewhere in this Agreement in the context in which they arise.

MyPOWER-Solutions.com PAGE I 5

(1) "Affiliate" - Any person or entity that directly or indirectly owns or controls the referenced party that is directly or indirectly owned or controlled by the referenced party, or that is under common control with the referenced party.

(2) "Agreement Date" - See Preamble.

(3) "Annual Administrative Expense" - See Section 8.2.

(4) "Authorized Products and Services" - See Section 7.1.

(5) "CPI" - The index number in the table relating to "Consumer Price Index - United States City Average, All Items, for Urban Wage Earners and Clerical Workers" as presently published in the "Monthly Labor Review" of the Bureau of Labor Statistics for the United States Department of Labor (the "Bureau"). In the event the Bureau ceases publishing the Consumer Price Index or materially changes the methods of its computation or other features of it, we may substitute comparable statistics on the purchasing power of the consumer dollar published by the Bureau, another governmental agency or a responsible financial periodical or recognized authority to be chosen by us.

(6) "Competitive Business" - See Section 11.2.

(7) "Confidential Information" - See Section 11.1.

(8) "My Power Solutions Advertising Fund" - See Section 3.4.

(9) "My Power Solutions Franchisees" - See Section 1.1.

(10) "Franchisee" or "you" - See Preamble.

(11) "Franchisor" or "we" - See Preamble.

(12) "Gross Revenues" - See Section 3.3.

(13) "Immediate Family" - Spouse, parents, brothers, sisters and children, whether natural or adopted.

(14) "Market Area" – city, town, village, county, parish or other corresponding geographical area used by the local or federal governmental agency which tracks the demographics of the particular locale of your My Power Solutions mobile charging station and as described in Schedule A, attached hereto and incorporated herein by reference.

(15) "Marks" - Our current and future trademarks, service marks and trade dress, including the mark "My Power Solutions" that we authorize My Power Solutions franchisees to use.

(16) "Business" – Business that we grant others, including you, the right to operate, and which offer and sell the Authorized Products and Services using the Marks and the System.

(17) "Operating Partner" - See Section 6.2.

MyPOWER-Solutions.com PAGE | 6

(18) "Operations Manual" - See Section 5.4.

(19) "Opening Date" - See Section 4.2.

(20) "Owner" - See Section 6.1.

(21) "Authorized" - A supplier of equipment, parts, supplies or other products who we have approved, which may be us, and whose equipment, parts, supplies or products we use in training programs and the Operations Manual to demonstrate and teach techniques in performing services associated with Authorized Products and Services.

(22) "Premises" - The location of your Business identified in Schedule B, attached hereto and incorporated herein by reference.

(23) "Protected Territory" - See Section 2.3.

(24) "System" - The business methods, systems, designs and arrangements for developing and operating Business that include the Marks; the Confidential Information; standards and specifications for equipment; service standards; training and assistance; advertising and promotional programs; and certain operations and business standards and policies.

(25) "Term" - See Section 2.1.

(26) "Territory- See Schedule A

(27) "Transfer the Franchise" - See Section 12.1.

(28) "Your Business" - See Section 2.1.

ARTICLE 2:
GRANT OF RIGHTS

2.1 Grant of Franchise/Reservation of Rights

Subject to the terms and conditions of this Agreement, we grant you the right, and you assume the obligations, to operate One (1) My Power Solutions Business (your "Business" or "Unit") using our Systems and the Marks within the Territory defined in Schedule A to this Agreement from the Premises listed in Schedule B and to use the System solely in connection therewith, for a term expiring on the expiration date set forth in Schedule A or otherwise expiring on the tenth (10th) anniversary of the Opening Date (the "Term"). At the end of the Term, subject to the terms stated in Section 14 of this Agreement you can obtain a successor franchise for one additional ten (10) year term. You are required to conduct all of your business specifically at your Premises, and it must be in compliance with the terms of this Agreement.

Except as otherwise expressly provided in this Agreement, we and our Affiliates reserve all of our respective rights and discretion with respect to the Marks, the System and My Power Solutions Business anywhere in the world and the right to engage in any business whatsoever,

MyPOWER-Solutions.com PAGE | 7

including: (a) the right to operate, and grant to others the right to operate a My Power Solutions Business at such locations and territories outside of your Protected Territory, and on such terms and conditions as we deem appropriate; (b) the right to acquire, merge or consolidate with, be acquired by, operate and expand businesses, which offer the same or similar services offered by your Business using a different trademark from our Marks, even if such businesses are located in your Protected Territory; and (c) to offer the same or similar services that you are authorized at your Business through other channels of distribution, including, but not limited to internet offered services.

2.2 Selection of Location for New Business

If this Agreement is for a new Business, you agree to propose a location for your Business in the Territory within 90 days after the Agreement Date. Your proposed location must conform to our site selection guidelines and requirements and is subject to our approval. You agree to submit to us all information about the proposed location that we request, including a complete site analysis report. We have no obligation to consider a proposed location until we receive all requested information. You agree not to execute any lease or purchase agreement for, nor commit to any other binding obligation to purchase, occupy or improve, any proposed location until we have approved the location in accordance with our standard procedures. In approving or disapproving any proposed location, we will consider the factors we deem relevant, including general location, neighborhood, and the centrality of the Premises within your Territory. We will have no liability whatsoever to you or anyone else for disapproving a proposed location. Upon approval of a proposed location, the location will be identified in Schedule B and Schedule B will be signed by both parties and attached to this Agreement. Once Schedule B has been completed and signed, the location identified in Schedule B will be deemed the "Premises."

If you and we are unable to mutually agree on a location for your Business within 90 days after the Agreement Date, either party may terminate this Agreement, effective upon notice. However, if either you or we terminate this Agreement at that time you are not entitled to any refund of your initial franchise fee you have paid hereunder.

Neither our site selection guidelines and requirements, our approval of the Premises, nor any information we may impart to you about the Premises, constitutes a warranty or representation of any kind, express or implied, that your Business will be profitable or successful. Our approval of the Premises merely signifies that we authorize you to operate a My Power Solutions Business from that site. You are solely responsible for the selection of an appropriate site for your Business.

2.3 Your Territorial Protection

The franchise license granted to you in this Agreement will be exclusive in the Territory during the Term of this Agreement. Provided that, (i) you are not in default of the terms of this Agreement, which default has not been cured within the required cure period; and, (ii) subject to the provisions contained in Section 2.1 of this Agreement, we will not operate, or grant to another person or business entity, a franchise to operate another My Power Solutions unit within a radius of 5 kilometers from your Premises ("Protected Territory"). For avoidance of doubt nothing in this section shall require us or any of our affiliates to cease operation of any business operating in the Protected Territory under any trade name or trademark or service mark other than the Marks granted for your use in this Agreement, where operated on the Agreement Date or subsequently acquired.

MyPOWER-Solutions.com PAGE | 8

2.4 Intentionally left blank

2.5 Your Right to Associate with Other My Power Solutions Business Franchisees

We agree not to prohibit or restrict you from lawfully associating with other My Power Solutions franchisees, nor from forming, joining or participating in the lawful activities of any independent association of My Power Solutions Franchisees. Notwithstanding the foregoing, our exercise and enforcement of rights under this Agreement or under applicable law will not, by itself, constitute a breach of this Section 2.5. You are not required to be a member or participate in the activities of any independent association of My Power Solutions franchisees In addition your right to participate in any lawful association of My Power Solutions franchisees does not obligate us to recognize or otherwise interact with such association under any circumstances unless we believe at our sole discretion that it is in the best interests of the My Power Solutions franchise System to do so.

2.6 Relocation of Business

If your lease or sublease for the Premises terminates prior to its expiration for reasons other than a default thereunder by you or expires without you being able to obtain a renewal of the lease or sublease, then you may relocate your Premises in accordance with this Section 2.6, subject to our approval. Any such relocation shall be at your sole expense. The relocation of your Premises is subject to all of the provisions of Section 2.2, Section 2.3, Section 3.3, Section 4.1, Section 4.2, Section 4.3 and Section 4.4 as if you were establishing a new Premises. If you fail to find and open a suitable new Premises that is approved by us within 180 days from the date of the closure of your existing Premises then at our option we may terminate this Agreement. You agree to reimburse us for any costs that we incur in processing or reviewing your new Premises.

ARTICLE 3:
FEES

3.1 Initial Franchise Fee

Upon your execution of this Agreement, you shall pay to us an initial license fee in the amount of $15,000. The initial franchise fee is fully earned by us on the Agreement Date and is non-refundable under any circumstances.

If you sign an area development agreement for certain designated territories ("Development Agreement"), you must pay us $15,000 times the number of My Power Solutions units you agree to develop ("Development Fee"). The Development Fee is not refundable under any circumstances. A portion of the Development Fee will be credited towards the Initial Franchise Fee for each Business opened under the Development Agreement. The Development Fee will be paid in the following manner: One-third (1/3) of the Development Fee, or $5,000, whichever is greater, per Franchise to be developed is due at the time of the signing of the Development Agreement. The remaining two-thirds (2/3) or then existing balance for the Development Fee for each Franchise to be developed shall be paid at the time that the Franchisee signs their individual Franchise Agreement for that specific Franchise, which they must do in order to be able to operate the Franchise from such location. The Development Fee for the first Franchise location

MyPOWER-Solutions.com PAGE | 9

shall be paid at the time of the signing of the Development Agreement. No portion of the Development Fee is refundable under any circumstances.

For example, if you were signing a Development Agreement for six (6) new Franchises, you would pay a total of $90,000. At the time of the signing of the Development Agreement, you would pay to us $30,000 plus $10,000 (the balance due on the first franchise) for a total of $40,000.

Before you open your My Power Station unit, you must purchase pre-opening inventory and equipment, including the actual container from us, our affiliates, or suppliers chosen by us. We estimate that such pre-opening inventory and equipment which will be $90,000 which includes value added tax, import tax, and freight.

3.2 Royalty Fees

You shall pay us once per month during the Term of this Agreement a continuing royalty payment in the amount of fourteen (14%) of the Authorized Gross Revenues generated from your Business. Each payment is due on the 15th day of each month for the Gross Revenue generated at your Business from the first day through the last day of the immediately preceding month. Services that are not considered to be Authorized Services shall require you to pay a royalty of 18% of Gross Revenues for such unauthorized products and services. Except for the unauthorized services noted in your Operations Manual from time to time, authorized products and services are defined as the products and services associated with the products provided to a customer at the time that it initiates its service to use your mobile charging station, like for example, Power Packages ("Authorized Products and Services"). Additionally, from time -to- time we may authorize additional products and/or services that may be sold at your Business that may or may not fit the current definition of Authorized Products and Services. A list of the Authorized Products and Services is contained in the Operations Manual described in this Agreement.

3.2.1 Contribution to the Local Economy

In addition to the Royalty Fees, each month during the term of this Agreement and any renewals or extensions thereon, you shall contribute each month to the local economy where your Business is located ten (10%) percent of Gross Revenues generated from your Business. You must provide to us at our request proof of to whom or what organization the local contribution was made. You shall make this local economy contribution at least once per calendar month.

3.3 Royalty Fee Administration

Notwithstanding anything to the contrary contained in Section 3.2: (a) the royalty fee will be 15% of all Gross Revenues, if you fail to provide us required reports and information using computer systems in accordance with Section 9.2; (b) the royalty fee will be 18% of all unreported Gross Revenues, including those uncovered by an audit conducted pursuant to Section 9.6; and (c) we have the right to establish the amount of the royalty fee for any new products or services that become part of the Authorized Products and Services after the Agreement Date.

"Gross Revenues" are all the revenues derived from or in connection with the operation of your Business, whether from sales for cash or credit, and irrespective of their collection, including charges for Authorized Products and Services and applicable proceeds from any business interruption insurance for your Business, but excluding sales taxes, use taxes, gross receipts

MyPOWER-Solutions.com PAGE | 10

taxes, and other similar taxes added to the sale price, collected from the customer and remitted to the appropriate tax authorities. Any withholding taxes that you are required to pay to repatriate any revenues derived from the operation of your Business shall not be netted against Gross Revenues. The term Gross Revenues also include revenues derived from any products or services sold and/or performed from or in connection with your Business that are not Authorized Products and Services, without such inclusion in this definition or the related collection of royalty fees constituting an acknowledgment or admission by us that such products or services are Authorized Products and Services or constituting in any manner a waiver of our right to assert that any such sale breaches this Agreement or otherwise violates our rights.

3.4 Contributions to the My Power Solutions Advertising Fund

At the same time and upon the same intervals that you are required to remit your royalty fees you will contribute to the My Power Solutions Advertising Fund ("MSAF") 2% of your Gross Revenues generated at the Business during each immediately preceding month during the term of this Agreement. You acknowledge and agree that we may enforce your obligation to contribute to the MSAF.

Notwithstanding the foregoing: (a) we may from time- to- time increase the percentage amount of your contributions to the MSAF on Gross Revenues from the sales generated at your Business; provided that we will not increase the advertising rate more than once during the term of your Agreement and no more than 2% (two percentage points) of the then current advertising fee rate.

If we operate a company Business we will contribute to the MSAF in the same manner that you do.

3.5 Interest On Late Payments

All amounts which you owe us or any of our Affiliates, including MSAF contributions, will bear interest from and after ten (10) days after their due date at the highest contract rate of interest permitted by law, not to exceed 3% above the prime rate announced from time to time by JP Morgan Chase or any other national bank we select. In addition, we have the right to assess service charges for any checks that are returned for insufficient funds and late charges if permitted by applicable law. Notwithstanding the imposition of interest or charges, your failure to pay all amounts, when due, constitutes grounds for termination of this Agreement as provided in Article 13.

3.6 Method of Payment

All initial franchise fees, royalty fees, MSAF contributions and any other payments hereunder shall be paid using those methods of payment we may require from time to time, including electronic debit/credit transfer of funds or automated clearing house ("ACH"). You agree to sign such documents, pay such bank fees and do such things as we deem necessary to facilitate electronic transfers of funds or other methods of payment. You also agree to send us the documentation required in Section 9.3. No restrictive endorsement on any check or in any letter or other communication accompanying any payment will bind us, and our acceptance of any such payment will not constitute an accord and satisfaction.

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3.7 Application of Payments

We may apply any of your payments to us to any of your past due indebtedness for royalty fees, MSAF contributions, purchases of products or supplies or any other past due indebtedness to us or any of our Affiliates, notwithstanding any contrary designation by you, provided that any payments that are designated as MSAF contributions will be applied first to any currently due or past due MSAF contributions. You agree that all such payments will be made as and when due without any setoff, deduction or prior demand therefor.

ARTICLE 4:
DEVELOPMENT OF YOUR BUSINESS

4.1 Purchase or Lease of Premises

You agree to lease, sublease or purchase the Premises before the expiration of four (4) months after the Agreement Date. We have the right to approve the terms of any lease, sublease or purchase contract for the Premises, which approval will not be unreasonably withheld. You agree to deliver a copy of such lease, sublease or purchase contract to us for our approval before you sign it. You agree that any lease or sublease for the Premises shall, in form and substance be satisfactory to us, and any such lease shall: (a) provide for notice to us of your default under the lease or sublease and an opportunity for us to cure such default; (b) give us the right on any termination or expiration of this Agreement to assume the lease or sublease; (c) give us the right to enter the Premises to make any modifications to your Business to protect our rights to the Marks; (d) provide that the lessor and/or sublessor relinquish to us, on any such termination or expiration of this Agreement, any lien or other ownership interest, whether by operation of law or otherwise, in and to any tangible property that embodies any of the Marks; (e) give us the right to assign the lease or sublease to a successor My Power Solutions Franchisee, in which event the interim Sublease (if any) shall terminate and be of no further force or effect; and (f) include an acknowledgment by the lessor and/or sublessor that we have no liability or obligation whatsoever under the lease or sublease until and unless we assume the lease or sublease on termination or expiration of this Agreement or enter into the interim Sublease.

You may not execute a lease, sublease or purchase contract for the Premises or any modification, amendment or assignment thereof before we have approved it. Our approval of the lease, sublease or purchase contract does not constitute a warranty or representation of any kind, express or implied, as to its fairness or suitability or as to your ability to comply with its terms. We do not, by virtue of approving the lease, sublease or purchase contact, assume any liability or responsibility to you or to any third parties. You agree to deliver a copy of the fully signed lease, sublease or purchase contract to us within 5 days after its execution.

If for any reason you fail to lease or purchase the Premises within six (6) months after the Agreement Date, we may terminate this Agreement, effective upon delivery of notice thereof. In the event of such termination you will not receive any refund of your initial franchise fee.

4.2 Development and Opening of Your Business

You are solely responsible for developing and operating your Business and for all associated expenses. We will furnish you with the My Power Solutions container trailer that you

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will use in the operation of your Business. You must use this specialized designed container trailer in the operation of your Business, and no other facility or container may be used in your business operations. Your Business may not be opened for business until we notify you that all our requirements for opening have been met. The date of our formal notification to you that such requirements have been met shall be deemed the "Opening Date" for purposes of this Agreement. You agree to open your Business within 270 days after the Agreement Date. However, if a failure to open your Business within such 270 day period is due to reasons beyond your control (such as acts of God, or other unavoidable delays, we agree to grant a reasonable extension of time for you to open your Business.

4.3 Equipment, Fixtures, Supplies, Inventory, and Signs

Unless otherwise specified by us, you are required to purchase all of your fixtures, equipment, supplies, and inventory that you will use in your Business from us. If there are other items in your business that we do not require you to purchase from us, then you may purchase or lease such other equipment, inventory, supplies, fixtures and signs from any suppliers whom we have approved.

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ARTICLE 5:
TRAINING AND GUIDANCE

5.1 Training Programs

If you (or, if applicable, your Operating Partner) have not previously attended and successfully completed our initial training program, then prior to opening or operating your Business, you (or your Operating Partner) must attend and successfully complete an initial training program on the operation of a My Power Solutions Business at such time(s) and place(s) as we designate. We will not charge you a tuition fee for attending such training, but you are responsible to pay all of your incidental costs of training, including travel, food, and lodging. At any time during the Term, you (or your Operating Partner) may attend, subject to availability, the initial training program for retraining. We will not charge you a fee for such retraining, but you and they shall be responsible for the expenses associated with travel food, and lodging.

In connection with the Authorized Products and Services to be offered at your Business, which may change from time-to-time, we will make available, as we determine to be appropriate, training to you (or your Operating Partner) with respect to additional Authorized Products and Services that become part of the System, and such training to be made available at such time(s) and place(s) as we may determine. We will not charge any fees for training for additional Approved Products and Services, other than the cost of travel, food, and lodging to attend this training.

On your request, we will endeavor to provide special training on various aspects of operating a My Power Solutions Business for which you will be required to pay the training fees and charges we may establish from time-to-time. If we determine that there are significant deficiencies in the operations of your Business, we may require you (or your Operating Partner)

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and/or your managers and key employees to attend and successfully complete periodic or additional training programs for which we may charge reasonable training fees.

Except as otherwise provided in this Section 5.1, you will be responsible for all expenses you incur in connection with attending all training programs, including compensation, travel, lodging and meals.

5.2 On-Going Guidance

We will furnish you on-going guidance with respect to the System, including improvements and changes to it. Such guidance, at our discretion, will be furnished in the form of the Operations Manual, bulletins and other written or electronic communications, consultations by telephone or in person at our offices or at your Business, and by any other means of communications we may determine. You acknowledge and agree that various means of communication (e.g., electronic communication) may require you to incur expenses for communication technology, including hardware, software and access fees.

5.3 Periodic Visits

We will conduct inspections of your Business to evaluate your Business's operations and compliance with the System when and as frequently as we deem appropriate.

5.4 Operations Manual

We will loan you one copy of the Operations Manual during the Term. "Operations Manual" means our confidential operations manual, as amended from time to time, that may consist of one or more written manuals (including training manuals), containing our mandatory and suggested standards, specifications and operating procedures relating to the development and operation of a My Power Solutions Business and other information relating to your obligations under this Agreement. "Operations Manual" also includes alternative or supplemental means of communicating such information by other media which specifically reference that they are to be considered to be part of the Operations Manual, including bulletins, e-mails, videotapes, audio tapes, compact discs, computer diskettes and CD Rom's. You agree to keep your copy of the Operations Manual current. If there is a dispute relating to the contents of the Operations Manual, our master copy will be controlling. The Operations Manual contains Confidential Information, and you agree not to copy any part of it. We may change the Operations Manual from time-to-time, and you are required to comply with those changes; but those changes will not affect your royalty and/or advertising rate, nor your Protected Territory provided for in this Agreement.

ARTICLE 6:
YOUR ORGANIZATION AND MANAGEMENT

6.1 Disclosure of Ownership Interests

You and each Owner (as defined below) represent, warrant and agree that Schedule D, attached hereto and incorporated herein by reference, is current, complete and accurate. You agree to promptly update Schedule C so that Schedule C (as so revised and signed by you) is at all times current, complete and accurate. Each person who is or becomes an Owner must

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execute an Owner's Personal Guaranty, in the form of Schedule D, attached hereto and incorporated herein by reference, undertaking to be bound jointly and severally by the terms of this Agreement. Each Owner must be an individual acting in his personal capacity, unless we waive this requirement.

The term "Owner" is defined as a person or entity that has a 10% or more direct or indirect legal or beneficial ownership interest in you, if you are a business corporation, partnership, limited liability company or other legal entity.

6.2 Management of Business

We may require you (or your Operating Partner, as defined below) to actively participate in, and exert your best efforts to, the management of your Business and other Business you may own. You agree that your Business at all times shall be managed by you (or your Operating Partner) or a manager who has satisfactorily completed our training program.

If you are, or at any time during the Term become, a business corporation, partnership, limited liability company or other legal entity, you agree to designate as the "Operating Partner" an individual approved by us who: (a) owns and controls not less than 10% of your equity and voting rights; (b) has completed our training program to our satisfaction; and (c) has the power and authority to bind you in all dealings with us, unless you designate in writing another Owner reasonably acceptable to us who has the power and authority to so bind you.

ARTICLE 7:
OPERATING STANDARDS

7.1 Authorized Products and Services

You agree that your Business will offer only those services we authorize to offer and sell to the public from time to time pursuant to the Operations Manual ("Authorized Products and Services"). You agree to offer for sale, and to exert your best efforts to aggressively market and sell, all Authorized Products and Services.

We have the right to add or delete Authorized Services (including those identified in Section 3.2), and to conditionally approve Authorized Services. You acknowledge and agree that additional Authorized Services may require you to incur additional costs for equipment, inventory, additional personnel, personnel training and leasehold improvements.

Your Business may not be used for any purpose other than the operation of a My Power Solutions Business in compliance with this Agreement. You agree that your Business will offer courteous and efficient service in accordance with our standards.

7.2 Equipment, Inventory, Signage, and Supplies

You acknowledge that the reputation and goodwill of a My Power Solutions Business is based at least in part on the offering of high quality products and services. Therefore, you agree that your Business will use only equipment, inventory, signage and supplies that conform to our

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specifications and standards as to quality, performance, and safety and/or are purchased from suppliers (which may include us and/or our Affiliates) we approve.

7.3 Approved Suppliers

We reserve the right to designate or approve, periodically one or more third parties, or ourselves, or one of our affiliates, ("Supplier") to supply you with certain categories of products and services, which may or may not contain our licensed name. You will be required to purchase your equipment, signage, supplies, and/or inventory from Suppliers that we approve, which may be us or one of our affiliates. We may concentrate our purchases with one or more Suppliers to obtain lower pricing, better advertising support, better distribution, and/or better services for any group of franchised Businesses. We may approve a single Supplier for any item, and/or we may approve a Supplier on as to certain items. In approving Suppliers we take into account varying considerations including the price, quality, reliability, ease of distribution, and other quality that we deem important in the obtaining of product, equipment, inventory, and supplies to our franchised Businesses. We may designate ourselves as the single supplier of your equipment and inventory based on our desire to maintain a certain uniformity in the System as well as other reasons. Our decision as to whom to name as a Supplier will be made at our discretion.

If you propose to order on a regular basis any equipment, supplies or inventory from any supplier who is not then approved by us, you must first submit to us sufficient information, specifications and samples concerning the supplier so that we can decide whether the supplier meets our approved supplier criteria. If we do not disapprove such supplier within 30 days after we have received all requested information, then such supplier shall be deemed approved. You must pay our costs for reviewing these other proposed items, which will be not greater than $500 per item to be reviewed. We may prescribe procedures for the submission of requests for approval and impose obligations on suppliers that we may require to be incorporated in written agreements. We also may receive a Supplier rebate for administering any centrally structured buying program that we may make available to you.

We may accept and solicit rebates from any approved Supplier of equipment, signs, inventory and/or supplies based on the amount of your purchases from such supplier. We may solicit and accept other benefits from suppliers, such as promotional allowances. In addition, we may solicit and accept royalty fees and other payments from suppliers for authorization to use the Marks.

7.4 Maintenance and Repair of Equipment

You agree to use, operate and maintain all equipment and fixtures in a careful and proper manner in accordance with all applicable laws and regulations, all manufacturers' guidelines and our standards and operating procedures. You agree to undertake all required inspections and, to the extent required by applicable law, post appropriate certificates of inspection or other evidence of governmental approval. You agree to maintain and/or install all safety features as originally installed and as required by applicable safety codes and regulations and to not alter any safety features. You agree to periodically repair and, if reasonably necessary, replace any worn-out or obsolete equipment or fixtures.

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7.5 Condition of Business/Business Upgrades

You agree to maintain the condition and appearance of your Business so that it is clean and attractive, and up-to-date. If at any time the general state of repair, appearance or cleanliness of your Business, or its fixtures, equipment, furnishings, or signs, does not meet our standards, we may notify you of the action you must take to correct such deficiency. If, within 10 days after receiving such notice, you fail or refuse to initiate and continue with due diligence a bona fide program to complete such required repair or maintenance, we have the right (in addition to our rights under Article 13), but not the obligation, to enter the Premises and perform such repair or maintenance on your behalf and at your expense. You must promptly reimburse us for the expenses we incur in performing such repair(s) or maintenance.

You agree to periodically upgrade and/or remodel your Business as we may reasonably require, including replacing and/or upgrading exterior and interior signs and/or equipment. You may not make any alterations to your Business, nor any replacements, relocations or alterations of fixtures, equipment or signs that do not meet our then current standards and specifications. Notwithstanding anything stated to the contrary, we may not during the Term of the Agreement require you to spend more than $35,000 in the aggregate for the upgrade of your Business, exclusive of those expenses that we deem necessary for the maintenance or upgrade of your equipment in order to operate a safe and efficient Business. In addition, we may require you to upgrade your computer or point of sale system, which upgrade will be in addition to the dollar limitation stated in this paragraph.

7.6 Specifications and Standards

You acknowledge that each and every aspect of the operation of your Business is important to us and is subject to our specifications and standards. You agree to comply with all mandatory specifications, standards and operating procedures and other obligations that are contained in the Operations Manual relating to the development and operation of a My Power Solutions Business, including: (a) all aspects (other than prices) of Authorized Products and Services offered by your Business and the manner in which they are promoted and sold; (b) sales procedures and customer satisfaction; (c) advertising and promotional programs; (d) appearance and dress of employees; (e) safety, appearance, cleanliness and standards of service and operation of your Business; (f) days and hours of operation; and (g) accounting and record keeping systems and forms. Mandatory specifications, standards and operating procedures and other obligations set forth in the Operations Manual constitute provisions of this Agreement.

7.7 Changes to Specifications and Standards/Days and Hours of Operation

We may modify the Operations Manual to reflect changes in standards, specifications and operating procedures and other obligations, but no changes to the Operations Manual will change the royalty and/or advertising contribution you are required to pay pursuant to this Agreement; nor will such change(s) change the Protected Territory granted to you in the Agreement.

7.8 Compliance With Laws

You agree to maintain in force in your name all required licenses, permits and certificates relating to your Business. You agree to operate your Business in full compliance with all applicable laws, ordinances and regulations. You agree to notify us in writing within 5 days after the commencement of any legal or administrative action, the issuance of any order of any court,

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agency or other governmental instrumentality, or the delivery of any notice of violation or alleged violation of any law, ordinance or regulation that may adversely affect the operation of your Business or your financial condition. You agree to adhere to our standards of honesty, integrity, fair dealing and ethical conduct in all dealings with your customers.

7.9 Personnel

You agree that your Business at all times will be staffed by a sufficient number of competent and properly trained employees. You are responsible for hiring all employees of your Business and you are exclusively responsible for the terms of their employment, including their compensation and training. You are solely responsible for all employment decisions for your Business, including those related to hiring, firing, remuneration, personnel policies, benefits, record keeping, supervision and discipline, and regardless of whether you received advice from us on these subjects (unless such advice from us is a mandatory standard set forth in the Operations Manual).

You may not recruit or hire any person who is then (or was within the immediately preceding 30 days) employed by any My Power Solutions Business operated by us, our Affiliates or another My Power Solutions Franchisee, without obtaining the employer's consent, which consent may be withheld for any or no reason. Failure to comply with this provision may result in the termination of your Franchise Agreement with us, but we are not required to do so or to terminate another Franchisee's Franchise Agreement if it violates such provision as to your employee(s).

7.10 Insurance

You agree to maintain in force: (a) applicable comprehensive, commercial, general, product, liability insurance; (b) general casualty insurance, including fire and extended coverage, vandalism and malicious mischief insurance, for the replacement value of your Business and its contents; and (c) such other insurance policies, such as business interruption insurance, as we may reasonably determine from time to time. All insurance policies shall be issued by A rated carriers in the country in which your Business is located, shall contain such types and minimum amounts of coverage, exclusions and maximum deductibles as we reasonably determine from time to time as stated in the Operations Manual. Each insurance policy shall name us and our Affiliates as additional insureds, and each policy shall provide for 30 days' prior written notice to us of any material modification, cancellation or expiration of such policy, and they shall include such other provisions as we may require.

At our request, you shall furnish us with such evidence of insurance coverage and payment of premiums as we require. If you fail or refuse to maintain any required insurance coverage, or to furnish satisfactory evidence thereof, we, at our option and in addition to our other rights and remedies hereunder, may obtain such insurance coverage on your behalf. If we do so, you agree to fully cooperate with us in our effort to obtain such insurance policies and agree to pay us any costs and premiums we incur. Your obligation to maintain insurance coverage is not diminished in any manner by reason of any separate insurance we may choose to maintain, nor does it relieve you of your obligations under Section 16.02. Our approval of the insurance you obtain shall not constitute a representation or warranty as to the adequacy of the limits of coverage of such insurance.

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7.11 Intentionally left blank

7.12 Customer Warranties

Unless we mandate any customer guaranty, you will not issue any customer warranty or guaranty at your Business that is either good at your Business or any other My Power Solutions Business.

To the extent that we determine that it is in the best interest of the Business to offer a guaranty, you agree to comply with all policies and procedures on guaranty programs set forth in the Operations Manual. You agree that all guarantees offered by you as an independent contractor and not as our agent.

WE MAKE NO WARRANTIES OR REPRESENTATIONS, EXPRESS OR IMPLIED, WITH RESPECT TO THE MERCHANTABILITY OR SUITABILITY OF ANY PRODUCTS SOLD OR SERVICES OFFERED BY YOU. You have no authority to make any kind of representation to others on our behalf. You agree not to make or give to any customer any guaranty or representation to any customer relating to your Authorized Services without our prior written approval.

Your obligations and liabilities under this Section 7.12 shall survive any termination or expiration of this Agreement.

7.13 Customer Complaints

You agree to promptly address all customer complaints in accordance with the procedures contained in the Operations Manual. If you are unable or unwilling to resolve a customer complaint within 30 days and it becomes necessary for us to reimburse a customer in settlement of his or her complaint about the service or products offered at your Business, you agree to promptly reimburse us for amounts expended on account of any such complaint. Your obligations and liabilities under this Section 7.13 shall survive any termination or expiration of this Agreement.

7.14 Intentionally left blank

ARTICLE 8:
MARKETING AND ADVERTISING

8.1 Marketing and Advertising Programs

Recognizing the value of advertising, and the importance of the standardization of advertising to enhance the goodwill associated with the Marks, to promote the sale of Authorized Products and Services, and to develop and maintain a favorable public image of My Power Solutions you agree that we have the right to determine, conduct and administer all national, regional, local and other marketing, advertising, promotions, market research and other related activities for My Power Solutions as may be instituted from time to time, including advertising and marketing funded by the MSAF, and the right to direct all such advertising and marketing with sole authority and discretion (exercised in accordance with the terms, and subject to the conditions,

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contained in this Article 8) over all aspects thereof, including concepts, materials, media, nature, type, scope, frequency, place, form, copy, layout and content.

8.2 My Power Solutions Advertising Fund

We agree to administer the MSAF for the creation, development and implementation of marketing, advertising and related programs and materials to enhance the goodwill associated with the Marks, to promote the sale of any or all Authorized Services and to develop and maintain a favorable public image of My Power Solutions. We will have sole discretion over all aspects of the materials and programs funded by the MSAF, including concepts, materials, media, nature, type, scope, frequency, place, form, copy, layout and context.

We may use funds from the MSAF to pay for all costs and expenses associated with such programs and materials, including the costs of preparing, producing and distributing marketing, advertising and related programs and materials, employing advertising agencies and media buying agencies, supporting market research activities, administering the MSAF and all other related costs and expenses. Although the MSAF is intended to enhance the goodwill associated with the Marks, to promote the sale of any or all Authorized Services and to develop and maintain a favorable public image of My Power Solutions for the benefit of all My Power Solutions franchises, we cannot assure you that any particular My Power Solutions franchise, or that My Power Solutions franchises in any particular local market area, will benefit directly or pro-rata from any marketing, advertising or related program.

Your contributions to the MSAF will be held and disbursed by us in a separate bank account from our general operating account to hold and disburse funds in the MSAF in accordance with the terms of this Agreement.

We may allocate your advertising contribution in any form that we believe will be in the best interest of the System, using our business judgment. Among the types of advertising, we may use a variety of different advertising formats, including advertising placements on a national, regional, or local, television, radio, internet, Yellow Pages, print, social media, consumer relationship marketing ("CRM"), which will include, but not be limited to, local and national marketing using print, and other loyalty programs, and telephone and other communication vehicles that communicate with a customer on a one-to-one basis, and any other form of media existing now or in the future that we believe is a viable form of advertising. We may change the decisions at any time that we believe it to be appropriate. We also may use your advertising contribution for the preparation and creation of new advertisements ("Creative"), whether made for television, radio, print, or other forms of the advertising medium.

The term "Creative" includes the costs associated with creating, developing and distributing national or general advertising, marketing, promotions, public relations and market research programs and related activities, including costs relating to preparing television, radio, newspaper, point-of-sales and other media programs and materials (such as Web Sites for the Internet) and all related fees, charges and commissions, including fees charged by national spokespersons and commissions charged for creative works. As part of the Creative portion of the MSAF, we may furnish you with marketing, advertising and promotional materials at cost, plus any related administrative, shipping, handling and storage charges. The term "National Advertising" includes all costs associated with placing and purchasing national media advertising (e.g., national television, print media, social media, and electronic media) and related activities and associated fees and commissions, including commissions charged by media buying companies,

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internet services, and any other advertising medium that charges fees or costs for its use. The term "Yellow Pages Advertising" includes all costs associated with placing and purchasing advertising in classified advertising directories (i.e., yellow pages) through various media, including print and electronic media, and related activities and associated fees and commissions, including commissions charged by media buying companies. The term "Local Advertising" includes all costs associated with regional and local advertising and promotional programs and related activities and associated fees and commissions, including commissions charged by advertising agencies and media buying companies. To the extent any costs can be allocated to more than one of the above categories or to the extent that any costs appropriately charged to the MSAF do not fall within a particular category, we may, in our sole discretion, allocate such costs to one or more of such categories.

Notwithstanding anything stated to the contrary, if we determine that that is beneficial to the franchise system to be in local Yellow Pages directories, then we will advise you along with others in the System, and you and the other My Power Solutions franchises located in your advertising market shall be responsible to make payment to the specific publisher for the costs of such Yellow Pages placements in the specific Yellow Pages Directory, whether in paper or electronically placed. We shall have the right to arrange for the creation and placement for the specific Yellow Pages advertisement including the specific directory(s) in which the advertisement or listing shall be placed, but the size of such advertisement or listing shall be agreed upon by a majority of those franchises in your advertising market. If there is no agreement on the size, then we can set the size of the Yellow Pages advertisement at our sole discretion. The costs of these Yellow Pages directories shall be in addition to the advertising contributions that you are required to make to the MSAF

We may defray our administrative costs to cover the costs that we customarily encounter in administering a marketing and advertising program on behalf of the franchise System. These expenses may include all direct and indirect expenses associated with the advertising and marketing of the System, and specifically can include, but not be limited to, employment costs for people administering the advertising and marketing program, and apportioned rental costs Subject to the provisions stated in Section 3.4, we are entitled to be paid each year from the MSAF for such services in an amount equal to 5% of all contributions by all My Power Solutions Franchisees to the MSAF ("the Annual Administrative Expense"). We may pay ourselves the Annual Administrative Expense in advance in quarterly installments each year. We will allocate the Annual Administrative Expense and the costs relating to the annual audit of the revenues and expenses of the MSAF proportionately among all of the allocations that we may make from the MSAF, although we are not required to maintain separate accounts for these various forms of advertising. If we establish or develop any regional or other local advertising cooperatives the contributions necessary to fund such advertising cooperatives will be paid by you in addition to the advertising contributions that you make pursuant to Section 3.4 of this Agreement.

The MSAF will be accounted for separately from our other funds and will not, except for the recovery of our administrative expenses in conjunction with the creation, placement, administration as described above, and distribution of advertising, be used to defray any of our general operating expenses. Any advertising agency commissions and discounts granted to us or any of our Affiliates for media purchases from the MSAF will be contributed to the MSAF or netted against the invoice for such purchases.

All disbursements from the MSAF shall be made first from income and then from contributions. We may compromise any claim for past due contributions to the MSAF from any

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My Power Solutions franchisee, provided any compromise of contributions to the MSAF shall be proportionate to any contemporaneous compromise of other amounts such franchisee owes us and our Affiliates, and we have the right to charge a proportionate amount of the collection costs against contributions we recover. In any fiscal year, we may spend amounts that are more or less than the aggregate contributions of all My Power Solutions franchises to the MSAF in that year, and we may fund any deficits with contributions from future years. The MSAF may borrow from us (on commercially reasonable terms and rates) or other lenders to cover deficits or cause the MSAF to invest any surplus for future use. We will cause to be prepared an annual reconciliation of the revenues and expenses incurred by the MSAF and will furnish you a copy upon your written request. The costs of such reconciliations shall be charged against the MSAF. Except as otherwise expressly provided in this Section 8.2, we assume no direct or indirect liability or obligation with respect to the maintenance, direction or administration of the MSAF. We do not act as trustee or in any other fiduciary capacity with respect to the MSAF and the advertising program.

8.3 Grand Opening Advertising

Before you open your My Power Solutions Business you must provide us with a grand opening advertising plan. We will offer you assistance in preparing this plan or you can use the services of an advertising professional. The purpose of this plan is to let people know in your market, that you are opening a My Power Solutions Business. You must spend your grand opening monies, which shall not be less than, $1,500. Your grand opening program must be implemented within 90 days from the date you open your Business, and you are responsible to pay all of the costs associated with this program. The costs of the grand opening program are in addition to your advertising contributions referred to in Article 3.4 and any cooperative advertising contributions you may be required to spend pursuant to Article 8.4 of this Agreement. Failure to undertake this grand opening package within the time frame required by this section of the Agreement will constitute a default of this Agreement.

8.4 Regional Advertising Co-op

You, with our permission, or we may establish a regional advertising cooperative ("Regional Advertising Cooperative"). We will determine the boundaries of the Regional Advertising Co-op and may modify the boundaries at any time effective upon written notice to You. We may require that one Regional Advertising Co-op merge with another Regional Advertising Co-op servicing an adjacent advertising market or we may subdivide a Regional Advertising Co-op into smaller groupings. If established, you will direct your Co-op contributions to the Regional Advertising Co-op. We will provide each Regional Advertising Co-op with governing rules that the members of the Regional Advertising Co-op may modify with prior approval from us. Members may not modify certain rules, like voting rights, ours right to approve all advertising in advance, or your maximum obligation for contribution to the Regional Advertising Co-op. The members of each Regional Advertising Co-op will elect their own leadership and each Regional Advertising Co-op is responsible for its own administrative expenses. The Regional Co-op must assign any rights in the materials that it creates to us without compensation so that we and other franchisees may use the same materials. Each Regional Advertising Co-op must prepare monthly and annual financial statements, which need not be audited and make them available to all Regional Advertising Co-op members and to us. We may dissolve a Regional Advertising Co-op but only if we decide to dissolve all Regional Advertising Co-ops at the same time. No Regional Advertising Co-ops exist at this time. All contributions to the particular Regional Advertising Co-op, by the participating franchisee, will be determined by the directors and membership of the Co-op in

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accordance with its governing documents We reserve the right to require that all Regional Advertising Co-op contributions be collected by us from the participating franchisee through ACH or other electronic transfer of funds method. Once received we will disburse the collected funds to the particular Advertising Co-op. A failure by a franchisee to make their Advertising Co-op contributions will be a default of the terms of this Agreement. Our collection and disbursement of the funds to each individual Advertising Co-op will be contractual, and we do not act as a fiduciary for any of these contributions, nor are we required to institute any collection or other proceedings to recover unpaid funds due the Regional Advertising Co-op by participating franchisees. While we have the right to approve any of the advertising and/or marketing initiatives of the Advertising Co-op we do not guaranty any success of the form or content of the advertising and/or marketing employed by the Advertising Co-op.

8.5 Franchisee Web Site

You may maintain a World Wide Web site in connection with your Business. You agree to obtain our prior written consent and follow our standards and specifications in establishing or maintaining any Website, Splash page, linking, framing, or other presence on the Internet through any Website, social networking site or otherwise in connection with the operation of the Business, including without limitation Facebook, LinkedIn, MySpace, Plaxo, Twitter, and You Tube. Franchisee will not use the Mark or portion thereof in any domain name on the Internet other than as provided or approved by Franchisor. You agree to submit to us for prior approval, true and correct printouts of all Web site pages, materials and content you propose to use on your Web site associated with your Business. You agree to provide all hyperlinks or other links that we may reasonably require. All modifications to your Web site are subject to our prior approval. You may not post on your Web site any material (including text, video clips, photographs, images and sound bites) in which any third party has any direct or indirect ownership interest. You agree to obtain our prior written approval for any Internet domain name and/or home page address.

We may change the Website or delete features in any way, at any time and for any reason. As a franchisee you may receive access or use information, materials, graphics, software, data and content originated by us or other parties. Without limiting the generality of anything stated in this Article 8.5 you acknowledge that we are not responsible or liable for (i) any content including without limitation any infringing inaccurate obscene, indecent, threatening, offensive, defamatory, tortious or illegal content, (ii) any third party conduct, transmissions, or data (iii) any delays or failures franchisee may experience in initiating, conducting, or completing any transmission or transactions in connection with our Website in an accurate and timely manner, or (iv) any damages or costs of any type arising out of or in any way connected with your use available from third parties through links contained on our website. The limitations exclusions and disclaimers in this section apply to the maximum extent permitted by applicable law and are not intended to deprive you of any mandatory protection provided to you under applicable law.

We may terminate or suspend your access to our Website at any time with or without cause, with or without notice. Upon a termination of suspension, your right to use our website shall immediately cease and any information stored on the Website may be permanently deleted.

8.6 Approval of Advertising Content

You agree to submit to us, for our prior approval, samples of all advertising and promotional materials not prepared by us and which vary from our standard advertising and promotional materials. You may not use any advertising or promotional materials that we have not

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approved or that we have disapproved. All of your advertising and promotion shall comply with all applicable laws, shall be completely factual and shall conform to the highest standards of ethical advertising. You agree to refrain from any business or advertising practice which may be injurious to our business, to the business of other My Power Solutions franchisees or to the goodwill associated with the Marks.

ARTICLE 9:
REPORTS AND INSPECTIONS

9.1 Records

You agree to prepare and maintain for 5 years complete and accurate books, records (including invoices and records relating to your Gross Revenues) and accounts (using our standard chart of accounts we may prescribe in the Operations Manual) for your Business, copies of your sales tax returns- where applicable, bank statements, and such portions of your local and federal income tax returns as relate to your Business. All such books and records shall be kept at the Premises, unless we otherwise approve. Alternatively, you may keep such books and records at the premises of the accountant who maintains your financial records and/or prepares your tax returns, provided you notify us in advance and such accountant agrees to give us unrestricted access to such books and records. You agree to cause such accountant to fully cooperate with us in connection with any review or audit of such books and records.

You may not commingle any of your funds derived from the operation of your Business with any other funds. If you commingle any of the funds derived from the operation of your Business with other funds, such as your personal funds, then, in addition to our other rights hereunder and under applicable law, we will have the right to review and photocopy all of the records and accounts relating to such other funds, including your personal records and accounts.

9.2 Computer System

We may require you to purchase or lease, at your expense, such computer hardware and required dedicated telephone and power lines, modems, printers, and other computer-related accessories or peripheral equipment as we may specify from time to time. At our option we may supply you with special computer software that you are to use in the operation of your Business. In addition, we may require you to use certain computer equipment we may require from time-to-time for management information functions, such as recording and reporting Gross Revenues. You may use any computer hardware you consider to be appropriate, provided it meets our specifications and provided further that it functions properly with the computer software we require. You agree not to use any software in the operation of your Business that we have not approved.

You agree to provide such assistance as may be required to connect your computer system with our computer system or the computer system of a third party data collection service we designate. You agree to transmit electronically to us such data from your computer system as we, in our sole discretion, deem desirable, with the cost of such telephonic transmission to be borne by you if we mandate electronic submission of such data and we no longer require you to furnish hard copy of such data pursuant to Section 9.3.

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You agree, at your expense, to keep your computer system(s) in good condition and to promptly install such additions, changes, modifications, substitutions or replacements to software, telephone and power lines, and other data transmission facilities as we direct to ensure full operational efficiency and optimum communication capability between and among computer systems. In view of the contemplated interconnection of computer systems and the necessity that such systems be compatible with each other, you agree to use computer software that complies with our specifications. In conjunction with the use of the software that we may provide to you, you will be required to use our then current software and to sign our then current software license and maintenance agreement and to pay such monthly maintenance fees that are required by the terms of such license agreement.

9.3 Periodic Reports

You agree to furnish us: (a) at the same time that you make your royalty and advertising payments as required by Article 3.2 and 3.4 of this Agreement, a report of Gross Revenues for the immediately preceding reporting period, along with copies of invoices related to the products and services offered at your Business; (b) no later than the 25th day of each month during the first 3 months of the operation of your Business, an income statement and statement of cash flow for your Business for the preceding month and for the year-to-date and a balance sheet as of the end of such month; (c) within 120 days after the end of each calendar year, a year-end income statement and statement of cash flow of your Business for such year, reflecting all year-end adjustments and accruals, provided we will not unreasonably withhold our consent to a request for an extension of time to provide such statements; and (d) such other information as we may require from time to time, including reports on marketing activities, cost of goods sold and labor costs, sales and your income tax statements (provided, however, that if you are an individual, only the parts of income tax statements that disclose information about your Business need be furnished). You agree that the information in each such report and financial statement shall be complete and accurate.

9.4 Use of Customer Information

Subject to the rules and regulations regarding privacy, we have the right to use or disclose information from all reports, statements and electronic data transmissions from you in such manner as we deem reasonably appropriate, provided we will not identify you by name unless required to do so by law or in connection with any legal proceeding.

9.5 Inspections

We and our agents have the right at any time during business hours and without prior notice to: (a) inspect your Business; (b) observe, photograph, audio-tape and/or video tape the operations of your Business; and (c) interview personnel and customers of your Business, provided we will not interfere unduly with the operation of your Business. You agree to cooperate fully with such activities.

9.6 Audits

We have the right at any time during business hours to inspect, photocopy and audit the books, records, bank statements, tax returns and documents relating to the development, ownership, lease, occupancy or operation of your Business for the sole purpose of determining your compliance with the provisions of this Agreement. We agree to provide you reasonable prior

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notice (which in no event shall be more than 30 days) of any such audit unless we have justification for not providing prior notice, in which case no prior notice need be given. You must cooperate fully with our representatives and independent accountants conducting such audits. If any audit discloses an understatement of Gross Revenues, we agree to provide you with a copy of the audit report, and you agree to pay us, within 7 days after receipt of the audit report, the royalties and MSAF payments due on the amount of such understatement, plus interest (as provided in Section 3.5) from the date originally due until the date of payment. Our acceptance of any such payment does not constitute a waiver of any rights, including our rights under Article 13, an estoppel or an election of remedies.

In addition, you agree to pay us the costs of any audits performed as a result of: (a) your failure to submit statements of Gross Revenues; (b) your failure to maintain books and records or computer systems as required by Section 9.1 and Section 9.2; (c) your reporting Gross Revenues for any period of twelve consecutive months that are more than 5% percent below your actual Gross Revenues for such period, as determined by any such audit; or (d) your failure to produce all of your books and records as required by us or our authorized agents within 15 days after we request any such items. Such audit costs include the fees and costs of any independent accountants and per diem fees and travel and related costs of our employees.

ARTICLE 10:
TRADEMARKS

10.1 Ownership of the Marks

You acknowledge that the Marks are valid and that we own the Marks. Your right to use the Marks is derived solely from this Agreement and is limited to conducting business pursuant to and in compliance with this Agreement. Your unauthorized use of any of the Marks constitutes a breach of this Agreement and an infringement of our rights to the Marks. This Agreement does not confer on you any goodwill or other interests in the Marks. Your use of the Marks and any goodwill established thereby inures to our exclusive benefit. All provisions of this Agreement applicable to the Marks apply to any additional or substitute trademarks, service marks and trade dress we authorize you to use. You may not at any time during or after the Term contest, or assist any other person in contesting, the validity or ownership of any of the Marks.

10.2 Use of the Marks

You agree to use the Marks as the sole identification of your Business, provided you identify yourself as the independent owner in the manner we prescribe. You agree to use the Marks as we prescribe in connection with the sale of Authorized Products and Services. You may not use any Mark (or any abbreviation, modification or colorable imitation) as part of any corporate or legal business name or in any other manner (including as an electronic media identifier, such as websites, web pages or domain names) not expressly authorized by us in writing.

10.3 Discontinuance of Use of Marks

If we determine it is advisable at any time for us and/or you to modify or discontinue use of any Mark and/or use one or more additional or substitute trademarks, service marks or trade dress, you agree to comply with our directions within a reasonable time after notice. We will have

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no liability or obligation to you whatsoever with respect to any such required modification or discontinuance of any Mark, or the promotion of a substitute trademark, service mark or trade dress, that is a result of our determination of a risk of conflicting rights with others.

10.4 Notification of Infringements and Claims

You agree to notify us immediately of any apparent infringement of or challenge to your use of any Mark, or any claim by another person of any rights in any Mark or copyrighted item. You may not communicate with any person, other than us, our counsel and your counsel, in connection with any such infringement, challenge or claim. We will have sole discretion to take such action as we deem appropriate and will have the right to control exclusively any litigation or U.S. Patent and Trademark Office proceeding arising out of any such infringement, challenge or claim or otherwise relating to any Mark or copyrighted item. You must sign any and all documents, render such assistance and do such things as may be advisable in the opinion of our counsel to protect our interests in any litigation or U.S. Patent and Trademark Office proceeding or otherwise to protect our interests in the Marks.

10.5 Indemnification of Franchisee

We agree to indemnify you against, and to reimburse you for, all damages for which you are held liable in any action for trademark infringement arising out of your authorized use of any Mark pursuant to and in compliance with this Agreement and, except as provided herein, for all costs you reasonably incur in defending any such claim brought against you, provided you have timely notified us of such claim and provided further that you and your Owners are in compliance with this Agreement and all other agreements entered into with us or any of our Affiliates. We, at our sole discretion, are entitled to prosecute, defend and/or settle any such action arising out of your use of any Mark, and if we undertake to prosecute, defend and/or settle any such matter, we have no obligation to indemnify or reimburse you for any fees or disbursements of any legal counsel retained by you.

10.6 Electronic Commerce

You agree to comply with the requirements stated in our Operations Manual regarding the use of our Marks in electronic commerce, which includes all forms of electronic or computer communication, including our Website, as well as any social media formats. We may require that various types of marketing or advertising utilize a specific template or format. You agree to give us copies of all proposed applications for registrations of any of our marks or any variation thereof for use in any form of electronic commerce. You agree to obtain our prior written approval before filing any application, which approval we may withhold in our sole discretion. You may not use our Marks in any portion thereof or any words confusingly similar to our Marks in any e-mail address, domain name, or other identification of you or your Business in any electronic medium, unless agreed to in advance, in writing, by us.

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ARTICLE 11:
RESTRICTIVE COVENANTS

11.1 Confidential Information

We own proprietary and confidential information ("Confidential Information") relating to the development and operation of the My Power Solutions Business, including: (1) technical and organizational information and expertise relating to Authorized Services, the set-up of the Business, and the equipment used in connection therewith; (2) site selection criteria for My Power Solutions Business; (3) sales, marketing and advertising programs and techniques for My Power Solutions Business; (4) knowledge of operating results and financial performance of My Power Solutions Business, other than your Business and other My Power Solutions Business that you own; (5) comprehensive methods of operating My Power Solutions Business, including pricing information, teaching techniques, supply and inventory mix; and (6) computer software programs.

We agree to disclose relevant parts of the Confidential Information to you solely for your use in the operation of your Business. The Confidential Information is proprietary and includes what we believe to be a protectable business interest. During the Term and thereafter: (a) you may not use the Confidential Information in any other business or capacity (and you acknowledge that such use is an unfair method of competition); (b) you agree to maintain the confidentiality of the Confidential Information; (c) you may not make unauthorized copies of any portion of the Confidential Information disclosed in written, electronic or other form; and (d) you agree to implement all reasonable procedures we prescribe from time to time to prevent unauthorized use or disclosure of the Confidential Information, including the use of nondisclosure agreements with your officers, directors, and managers and the delivery of such agreements to us. Your restrictions on disclosure and use of Confidential Information does not apply to information or techniques which are already in the public domain at the time of your intended disclosure (other than through your own disclosure), provided you obtain our prior written consent to such disclosure or use. We agree to consent to such disclosure or use if we believe such information is in the public domain.

11.2 Franchisee's In-Term Covenants

During the Term, neither you nor any of your Owners may:

(a) directly or indirectly (such as through corporations or other entities owned or controlled by you or your Owners) own any legal or beneficial interest in, manage, operate or consult with: (1) any Competitive Business located anywhere; or (2) any entity located anywhere which grants franchises, licenses or other rights to others to operate any Competitive Business; or

(b) divert or attempt to divert any business or customer of any My Power Solutions Business to any competitor or do anything injurious or prejudicial to the goodwill associated with the Marks or the System.

The term "Competitive Business" is defined as any enterprise (other than a My Power Solutions Business operated under a franchise agreement with us) that offers or sells any of the Authorized Products and Services. Notwithstanding anything to the contrary contained in this Agreement, you are not restricted from: (a) owning shares of a class of securities of a Competitive Business that are listed on a stock exchange or traded on the over-the-counter market and that represent less than 5% of that class of securities; or (b) owning and operating an enterprise (i) that offers and sells products and services which we consider to be Authorized Products and

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Services, (ii) that you own and operate prior to the date that such product or service is designated as an Authorized Product or Service (even if such designation is on a test basis), and (iii) that you fully disclose to us in writing before the date such product or service is designated an Authorized Product or Service.

11.3 Information Exchange

The value of the System is maximized by our evaluating and, if we deem appropriate, incorporating into the System innovations suggested by My Power Solutions Business franchisees. If such innovations from other My Power Solutions franchisees are incorporated in the System, you will be entitled to use them as part of the System. You agree to a reciprocal obligation and to disclose to us all ideas, concepts, methods, techniques and products relating to the development, marketing and/or operation of a My Power Solutions Business that you conceive or develop, other than patentable inventions. If we adopt any of them as part of the System, you agree to grant us a perpetual, royalty-free, world-wide license to incorporate same into the System and to use, and sublicense the use, of same in connection with the My Power Solutions Business. You agree to execute documents and do such other things as we may reasonably request for you to secure intellectual property rights in such ideas, concepts, methods, techniques or products.

11.4 Franchisee's Post-Term Covenants

For a period of 2 years, starting on the effective date of termination or expiration of this Agreement, neither you nor any of your Owners may directly or indirectly (such as through corporations or other entities owned or controlled by you, your immediate family members, including spouse, children, brothers, sisters, or parents, or your Owners) own a legal or beneficial interest in, manage, operate or act as a consultant for: (a) any Competitive Business located in, or serves the customers within, the Protected Territory or 5 kilometers outside the outer edge of the Protected Territory in every direction; (b) divert or attempt to divert any customer (including without limitation, Existing Customers) to a Competitive Business; (c) induce, or attempt to induce any such customer(s) described herein to modify their behavior in a way that would result in a reduction of the business such customer may do with us, our affiliate(s), or any franchised Business located contiguous with your Protected Territory.

You and each of your Owners acknowledge that we have a protectable legal interest in the System and that these non-competition covenants contained in Section 11.2 and Section 11.4 are necessary elements to their protection and are an integral part of this Agreement. The Franchisee's Post-Term Covenants shall be tolled, and it shall be extended by one day for each day that the Franchisee does not comply with the Post-Term Covenant.

ARTICLE 12:
TRANSFER OF AGREEMENT

12.1 Transfer by You Subject to Our Approval

You and/or your Owners may Transfer the Franchise (as defined below) subject to our approval and subject to your complying with all of the applicable provisions of this ARTICLE 12. You agree to submit to us all information we require in order to determine whether to approve a

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proposed Transfer of the Franchise, and we agree to notify you of our approval or disapproval within a reasonable period of time, not to exceed 10 business days, after we have received all requested information relating to the proposed Transfer of the Franchise.

The term "Transfer the Franchise" or "Transfer of the Franchise" means the voluntary or involuntary, direct or indirect, sale, assignment, transfer, pledge, grant of a security interest in, or other disposition of this Agreement, any right or obligation under this Agreement, or any form of ownership interest in Franchisee or the assets, revenues or income of your Business, including: (1) any issuance or redemption of a legal or beneficial ownership interest in the capital stock of Franchisee; (2) any merger or consolidation of Franchisee, whether or not Franchisee is the surviving corporation; (3) any transfer as a result of a divorce, insolvency or dissolution proceeding or otherwise by operation of law; (4) any transfer on the death of Franchisee or any Owner of Franchisee by will, declaration of trust or under the laws of intestate succession; or (5) any foreclosure of your Business or your transfer, surrender or loss of possession, control or management of your Business. A marketing list, customer list or potential customer list may be transferred only to a transferee to whom your rights and obligations under this Agreement are simultaneously being transferred in accordance with the terms hereof.

12.2 Conditions for Approval

If we have not exercised our rights under Section 12.6 or Section 12.7, we will not unreasonably withhold our approval of a Transfer of the Franchise that meets all of the reasonable restrictions, requirements and conditions that we may impose on the transfer, the transferor(s) and/or the transferee(s), including the following:

(a) you and your Owners and Affiliates must be in compliance with the provisions of this Agreement and all other agreements with us or any of our Affiliates that relate to your Business;

(b) the transferee (or its owners) must meet our then-applicable standards for My Power Solutions franchisee;

(c) such transferor must bring its Business in compliance with its agreements with us and our Affiliates prior to the proposed date of transfer;

(d) the transferee (or its Operating Partner) must complete our initial training program to our satisfaction;

(e) your Business must be open and operating, unless we otherwise agree in writing;

(f) the transferee (and its owners) must execute, at your option, (i) an assignment and assumption agreement in form and substance satisfactory to us, pursuant to which the transferee (and its owners) assume your obligations hereunder, and you will remain responsible for future performance of the obligations under this Agreement for the longer of a period of time of one (1) year after the effective date of the transfer or the period of time during which the transferee or any of its Affiliates has any financial obligations to you or any of your Affiliates in connection with the transfer; or (ii) our then current standard form of franchise agreement and related documents offered to new My Power Solutions franchisee in the state in

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which your Business is located (which may provide for different royalties, advertising contributions and expenditures, term and other rights and obligations than those provided in this Agreement);

(f) you or the transferee must pay us a standard transfer fee equal to the greater of $5,000 or 5% of the sales price referenced in your purchase and sale agreement with the transferee;

(g) the transferee must execute an agreement, in form and substance satisfactory to us, to update or remodel your Business, add or replace fixtures, furnishings, vans, and computers and otherwise modify your Business so it meets the specifications and standards then applicable for new My Power Solutions Business;

(h) you and your Owners and Affiliates must, except to the extent limited or prohibited by applicable law, execute a mutual general release, in form and substance satisfactory to us, of any and all claims against us and our Affiliates, stockholders, officers, directors, employees, agents, successors and assigns;

(i) the terms of the proposed Transfer of the Franchise by you must not, in our reasonable judgment, place an unreasonable financial or operational burden on the transferee;

(j) any financing you (or any of your Owners or Affiliates) offer the transferee must be subordinate to any current or future obligations of the transferee to us;

(k) you and your Owners must execute a non-competition covenant, in form and substance satisfactory to us, in favor of us and the transferee, agreeing that, for a period of not less than 2 years, starting on the effective date of the transfer, you and your Owners will not directly or indirectly own any legal or beneficial interest in, manage, operate or consult with: (1) any Competitive Business (such as through corporations or other entities owned or controlled by you or your Owners) that, (a) is located in, or serves the customers within, the Protected Territory or postal code(s) where your Business served customers (including without limitation Existing Customers) during the Term of this Agreement; (b) diverts or attempts to divert any customer (including without limitation, Existing Customers) to a Competitive Business; (c) induces, or attempts to induce any such customer(s) described herein to modify their behavior in a way that would result in a reduction of the business such customer may do with us, our affiliate(s), or any franchised Business located contiguous with your Territory.

(l) you and your Owners must execute such other documents and do such other things as we may reasonably require to protect our interests under this Agreement.

12.3 Transfer To A Corporation

Notwithstanding Section 12.1 and Section 12.2, on 30 days' prior notice to us, you (if you are an individual or partnership) may transfer this Agreement, in conjunction with a transfer of all of the assets of your Business, by an agreement in form and substance satisfactory to us, to a corporation or limited liability company of which you own and control all of the equity and voting power of all issued and outstanding capital stock. No such assignment will relieve you or your Owners of your obligations hereunder, and you and your Owners will remain jointly and severally liable for all obligations hereunder.

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12.4 Special Transfers

Neither Section 12.2(b) nor Section 12.2(d) shall apply to any Transfer of the Franchise among any of your then current Owners disclosed in Schedule C. Section 12.6 shall not apply to a Transfer of the Franchise to a member of the Immediate Family of Franchisee (if an individual) or to a member of the Immediate Family of a then current Owner of Franchisee (if a corporation, limited liability company or partnership).

12.5 Death or Disability of Franchisee

Upon your death or permanent disability, or the death or permanent disability of your Operating Partner, the executor, administrator or other personal representative of such person must transfer his interest in this Agreement or his interest in Franchisee to a third party approved by us in accordance with all of the applicable provisions of Article 12 within a reasonable period of time, not to exceed 12 months from the date of death or permanent disability.

12.6 Your Right to Offer Your Franchise to Us

If you or any of your Owners desires to Transfer the Franchise for legal consideration before obtaining an offer from a buyer, you must send us an offer in writing ("Offer Notice") containing the exact terms and conditions on which you desire to Transfer the Franchise and including (a) financial statements of your Business (including balance sheets and income statements) for the last 3 fiscal years and the year-to-date; (b) federal income tax returns and all applicable schedules for your Business for the last 3 fiscal years; and (c) a complete and accurate copy of your then current lease for the Premises of your Business. Upon receipt of the Offer Notice we will have the option, exercisable by notice ("Response Notice") delivered to you within 15 business days thereafter, to indicate our intention to accept your offer to sell such interest in your Business for the price and terms contained in the Offer Notice. We have the right to investigate and analyze the business, assets and liabilities and all other matters we deem necessary or desirable in order to make an informed investment decision with respect to the fairness of the terms described in the Offer Notice. We may conduct such investigation and analysis in any manner we deem reasonably appropriate, and you and your Owners agree to provide us with all information we request and to cooperate fully with us in connection therewith.

If we deliver a Response Notice, we and you and/or your Owners will enter into a purchase agreement reasonably satisfactory to both you and us, containing such agreements, representations, warranties, covenants, indemnities and customer warranty reserve funds, and requiring such documents at closing, as is reasonably necessary to protect each party's interests. The closing shall occur not more than 90 days after the date of the Response Notice, unless the closing is delayed for reasons beyond our reasonable control.

If we do not deliver a Response Notice, as provided above, you and/or your Owners may solicit offers to Transfer the Franchise from other parties at the exact same price and on the exact same terms as presented in the Offer Notice for a period of time expiring 365 days after the Offer Notice is delivered to us. You must immediately deliver to us a complete and accurate copy of any offer that you receive within such 365-day period from any such third party that you and/or your Owners are willing to accept ("Third Party Offer").

If the terms of the Third Party Offer are the same as those contained in the Offer Notice, then you or your Owners may accept such offer and complete the sale to such offeror pursuant to

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and on the exact terms of such offer, subject to our approval of the transfer as provided in Section 12.1 and Section 12.2, provided that if the sale to such offeror is not completed within 90 days after delivery of such Third Party Offer to us, or if there is any change in the terms of the offer, you must promptly notify us and we will have an additional option to purchase (on the terms of the revised offer, if any, and otherwise as set forth herein) during the 30-day period following your notification of the expiration of the 90-day period or the change to the terms of the offer.

12.7 Our Right of First Refusal

If the terms of the Third Party Offer pursuant to Section 12.6 are different in any material respect (including price and/or payment terms) from those contained in the Offer Notice pursuant to Section 12.6, we will have the option, exercisable by notice delivered to you within 15 business days from the date of delivery to us of a complete and accurate copy of the Third Party Offer, to purchase such interest in this Business for the price and on the terms and conditions contained in such Third Party Offer.

In addition, if you or any of your Owners desire to transfer the Franchise for legal consideration to a prospective buyer without first giving us an Offer Notice pursuant to Section 12.6, you or such Owner must obtain a bona fide, executed written offer and earnest money deposit in the amount of at least 5% of the offering price from a responsible and full disclosed purchaser and must deliver immediately to us a complete and accurate copy of such offer ("Right of First Refusal Offer"), including: (a) financial statements of your Business (including balance sheets and income statements) for the last 3 fiscal years and the year-to-date; (b) federal income tax returns and all applicable schedules for your Business for the last 3 fiscal years; and (c) a complete and accurate copy of your then-current lease for the Premises of your Business. If the offeror proposes to buy any other property or rights from you or any of your Owners or Affiliates (other than rights under other franchise agreements for My Power Solutions Business) as part of the bona fide offer, the proposal for such property or rights must be set forth in a separate, contemporaneous offer that is disclosed to us, and the price and terms of purchase offered to you or your Owners for the Transfer of the Franchise must reflect the bona fide price offered therefor and may not reflect any value for any other property or rights. We have the option, exercisable by notice delivered to you or your Owners within 15 business days from the date of delivery of the Right of First Refusal Offer, to purchase such interest for the price and on the terms and conditions contained in such offer. We have the right to investigate and analyze the business, assets and liabilities and all other matters we deem necessary or desirable in order to make an informed investment decision with respect to the fairness of the terms of our right of first refusal. We may conduct such investigation and analysis in any manner we deem reasonably appropriate and you and your Owners must cooperate fully with us in connection therewith.

If we exercise our option to purchase pursuant to the terms of the Third Party Offer or the Right of First Refusal Offer, as provided in this Section 12.7, we and you and/or your Owners will enter into a purchase agreement reasonably satisfactory to you and us, containing such agreements, representations, warranties, covenants, indemnities and customer warranty reserve funds, and requiring such documents at closing, as are reasonably necessary to protect each party's interests. The closing shall occur not more than 90 days after the date of our response to the Third Party Offer or Right of First Refusal Offer, as applicable, unless the closing is delayed for reasons beyond our reasonable control. In the event the consideration, terms and/or conditions offered by a third party are such that we may not reasonably be able to furnish the same consideration, terms and/or conditions, then we may purchase the interest proposed to be sold for the reasonable equivalent in cash. If the parties cannot agree within a reasonable time on the

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reasonable equivalent in cash of the consideration, terms and/or conditions offered by the third party, we at our own expense may designate an independent appraiser and the appraiser's determination shall be binding.

If we do not exercise our option to purchase pursuant to the terms of the Third Party Offer or the Right of First Refusal Offer, as provided in this Section 12.7, you or your Owners may complete the sale to such offeror pursuant to and on the exact terms of such offer, subject to our approval of the transfer as provided in Section 12.1 and Section 12.2, provided that if the sale to such offeror is not completed within 90 days after delivery of such offer to us, or if there is any change in the terms of the offer, you must promptly notify us and we will have an additional option to purchase (on the terms of the revised offer, if any, and otherwise as set forth herein) during the 30-day period following your notification of the expiration of the 90-day period or the change to the terms of the offer.

12.8 Transfer by Us

We have the right, without prior notice to you, to transfer or assign all or any part of our rights or obligations under this Agreement to any person or legal entity. Unless otherwise provided for in such assignment, the assignee expressly assumes and agrees to perform all of our obligations under this Agreement accruing after the date of assignment, and the assignee will become solely responsible for all of our obligations under this Agreement from and after the date of such assignment. In addition, and without limiting the foregoing, we may sell our assets; may sell our securities in a public offering or in a private placement; may merge with or acquire other corporations, or be acquired by another corporation; and may undertake any refinancing, recapitalization, leveraged buy-out, or other economic or financial restructuring.

ARTICLE 13:
TERMINATION OF AGREEMENT

13.1 Termination Upon Notice

In addition to our right to terminate pursuant to other provisions of this Agreement and under applicable law, we have the right to terminate this Agreement, effective upon delivery of notice of termination to you, if:

(a) you become insolvent by reason of your inability to pay your debts as they mature;

(b) you are adjudicated bankrupt or insolvent;

(c) you file a petition in bankruptcy, reorganization or similar proceedings under the bankruptcy laws of the United States or in the country that your Business is located, or have such a petition filed against you which is not discharged within 30 days;

(d) a receiver or other custodian, permanent or temporary, is appointed for your business, assets or property (other than in connection with your death and for reasons other than financial concerns or irregularities);

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(e) you request the appointment of a receiver or make a general assignment for the benefit of creditors;

(f) final judgment against you in the amount of $25,000 U.S. or its equivalent, or more remains unsatisfied of record for 30 days or longer (unless and until such judgment is appealed in accordance with applicable law and is affirmed);

(g) your bank accounts, property or accounts receivable relating to your Business are attached and such attachment is not lifted within 30 days;

(h) execution is levied against any property or assets used in connection with your Business;

(i) you voluntarily dissolve or liquidate or have a petition filed for dissolution and such petition is not dismissed within 30 days; or

(j) you fail to have your Business open for business for any 6 consecutive days after you open your Business (other than in connection with a relocation pursuant to Section 2.6 or due to force majeure);

(k) you fail to open your Business and start operations, as provided in Section 4.2 or fail to operate your Business as a My Power Solutions Business;

(l) you or any of your Owners or Affiliates make any material misstatement or omission in an application for a My Power Solutions franchise or in any other information provided to us, including reports of Gross Revenues;

(m) you suffer cancellation or termination of the lease or sublease for your Business as a result of a default thereunder;

(n) you or any of your Owners or Affiliates are convicted of, or plead no contest to, a felony or other crime or offense that we reasonably believe may adversely affect the goodwill associated with the Marks;

(o) you or any of your Owners or Affiliates makes an unauthorized Transfer of the Franchise;

(p) you or any of your Owners or Affiliates make any unauthorized use or disclosure of any Confidential Information or use, duplicate or disclose any portion of the Operations Manual in violation of this Agreement;

(q) you or any of your Owners or Affiliates fail, on 3 or more separate occasions within any period of 12 consecutive months, to make payment of any amount due us or any of our Affiliates, when due, or otherwise fail to comply with this Agreement (including the Operations Manual), which failures are brought to your attention by delivery of formal notices of default, regardless whether such defaults are timely cured; or

(r) you or any of your Owners or Affiliates fail, on 7 or more separate occasions during the Term, to make payment of any amount due us or any of our Affiliates, when due, or otherwise fail to comply with this Agreement (including the Operations Manual), which

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failures are brought to your attention by delivery of notices of default, regardless whether such defaults are timely cured, provided however, any notice of default which you timely cure to our satisfaction shall be disregarded for purposes of determining the foregoing number of defaults if you are not thereafter sent any further notices of default in any successive 12-month period (provided no such 12-month period can be used to disregard more than one notice of default).

13.2 Termination After Opportunity to Cure

In addition to our right to terminate pursuant to other provisions of this Agreement and under applicable law, we have the right to terminate this Agreement, effective upon delivery of notice of termination to you, if you or any of your Owners or Affiliates:

(a) offer or sell any products or services from your Business that are not Authorized Products and Services and fail to discontinue such practice within 30 days after a formal notice of default is delivered to you; or

(b) fail to make payment of any amount due us or any of our Affiliates, when due, or otherwise fail to comply with any provision of this Agreement (including the Operations Manual) not otherwise mentioned in Section 13.1 or this Section 13.2, and do not correct such failure within 30 days after a formal notice of default is delivered to you.

ARTICLE 14:
RENEWAL RIGHTS

You have the right, subject to the conditions contained in this Article 14, to acquire a successor franchise for your Business on the terms and conditions of our then-current form of franchise agreement, if upon expiration of the Term: (a) you and your Owners and Affiliates are in compliance with this Agreement and all other agreements with us or any of our Affiliates, and you and your Owners have been in substantial compliance with this Agreement throughout the Term; and (b) you maintain the right to possession of the Premises for the term of the successor franchise agreement and enter into an agreement with us whereby you agree within a specified time period, starting on the date of signing of a successor franchise agreement, to remodel your Business, add or replace fixtures, furnishings, equipment, vans and/or signs and otherwise upgrade your Business to the specifications and standards then applicable for new Business.

You agree to give us notice of your desire to acquire a successor franchise at least 180 days prior to the expiration of the Term in order to provide us sufficient time to conduct a renewal inspection of your Business and complete the renewal process. We agree to give you notice, not later than 60 days after receipt of your notice, of our decision whether you have the right to acquire a successor franchise pursuant to this Article 14. Notwithstanding that our notice may state that you have the right to acquire a successor franchise for your Business and that you and we may have executed a successor franchise agreement, your right to a successor franchise will be subject to your continued compliance with all the provisions of this Agreement up to the date of its expiration. If you so request in writing, we will give you the estimated costs or range of costs for upgrading your Business to the specifications and standards for new My Power Solutions franchises and you will have two weeks following receipt of this information to evaluate it and notify us as to whether you will exercise your right to a successor franchise.

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If you have the right to acquire a successor franchise, and state your intent to exercise that right, all in accordance with this Article 14, then: (a) we and you (and your Owners) will execute a Successor Franchise Agreement (as defined below); (b) you will be obligated to pay a successor franchise fee of 5% of the then required initial franchise fee charged to new franchisees opening new My Power Solutions franchise; (c) you and your Owners will be obligated to execute release agreements, in form and substance satisfactory to us, releasing us and our Affiliates, stockholders, officers, directors, employees, agents, successors and assigns from any and all claims relating to this Agreement, unless such claims have been filed in accordance with this Agreement and are then pending and not finally resolved. Failure by you (and your Owners) to sign such agreements and releases, or to pay the successor franchise fee, within 30 days after such documents are delivered to you will be deemed an election by you not to acquire a successor franchise for your Business. Your right to a successor franchise will be subject to your ability to obtain a lease for the location in form and substance satisfactory to us.

The term "Successor Franchise Agreement" shall mean our then-current form of franchise agreement, which may contain provisions materially different from those contained herein, except that it will not reduce the size of your Protected Territory or increase the amount of your royalty rate or advertising contribution by more than 10% of the rate that you are paying pursuant to this Agreement. The term of your successor Franchise Agreement shall be for ten (10) years. If you are signing this Agreement as a successor agreement you do not have the right to further renew the Term or extend the Term, but you may apply for a new franchise at your same location. The term "Successor Franchise Agreement" shall also include all ancillary agreements (including personal guarantees by your Owners and a remodeling agreement in form and substance satisfactory to us) which we then customarily use in granting successor franchises for the operation of a My Power Solutions Business.

ARTICLE 15:
EFFECT OF TERMINATION OR EXPIRATION

15.1 Payment of Amounts Owed to Us

You agree to pay us and our Affiliates immediately upon termination or expiration (without grant of a successor franchise) of this Agreement, all royalties, advertising contribution, amounts owed for purchases from us or our Affiliates, interest due on any of the foregoing and all other amounts owed to us or our Affiliates which are then unpaid.

15.2 Discontinue Use of Marks and Confidential Information

Upon any termination or expiration (without the grant of a successor franchise) of this Agreement, you will:

(a) not directly or indirectly at any time or in any manner use any Mark, any colorable imitation of any Mark or any other indicia of a My Power Solutions Business;

(b) take such action as may be required to cancel all fictitious or assumed name registrations relating to your use of any Mark;

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(c) notify the local telephone company and all telephone directory publishers of the termination or expiration of any rights you may have to use any telephone number and any regular, classified or other telephone directory listings associated with any Mark and to authorize transfer of the number to us or at our direction. You must immediately execute such instruments and take such steps as we deem necessary or appropriate to transfer and assign each such telephone number. You irrevocably appoint our then-President as your duly authorized agent and attorney-in-fact to execute all instruments and take all steps to transfer and assign each such telephone number;

(d) if we do not exercise our right to take possession of the Premises of your Business pursuant to Section 15.4, promptly remove from the Premises, and discontinue using for any purpose, all signs, fixtures, posters, decor items, advertising materials, forms and other materials and supplies which display any of the Marks or any distinctive features, images, or designs associated with My Power Solutions Business and, at your expense, make such alterations as may be necessary to distinguish the Premises so clearly from its former appearance as a My Power Solutions Business as to prevent any possibility of confusion by the public;

(e) on our request, promptly sell to us (free and clear of any and all liens, encumbrances, liabilities and restrictions) all of your inventory, equipment, vehicles, and supplies at a mutually agreeable reasonable price. We will have the right to set off against and reduce the purchase price by any and all amounts you or any of your Owners owe us or any of our Affiliates. If we do not purchase all of your inventory of parts, equipment, vehicles, supplies and/or signs which contain any of the Marks, you will promptly remove all such labels and markings from any such remaining inventory;

(f) immediately cease to use all Confidential Information and return to us all copies of the Operations Manual and any other confidential materials which we have loaned to you;

(g) immediately cease to use all computer software incorporating any of the Marks or any of our Confidential Information;

(h) comply with the post-term covenants as provided in Section 11.4; and

(i) within 30 days after the effective date of termination or expiration, furnish us evidence satisfactory to us of your compliance with the foregoing obligations.

(j) remove any wrap or decals that display our Marks from any of the vehicles that you use or have used in your Business.

15.3 Customers

Upon any termination or expiration (without the grant of a successor franchise) of this Agreement, we have the unrestricted right, without paying you any legal consideration, to offer and sell, and to permit other My Power Solutions Business Franchisees to offer and sell, any products or services, to any and all customers of your Business. We have the right to use information from your computer system or related reports submitted to us for such purposes, notwithstanding anything to the contrary contained in this Agreement.

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15.4 Possession of Premises

(a) Upon any termination or expiration (without the grant of a successor franchise) of this Agreement, we may require you:

(i) to promptly assign to us the lease or sublease for the Premises of your Business (or, at our option, sublease to us the Premises of your Business as an Interim Sublease in accordance with Section 4.1 and otherwise on the same terms and conditions as your lease) and promptly grant us possession to the Premises of your Business; or

(ii) take over the container where your Business is located, but we will pay you fair market value for the container less any accumulated depreciation on the container.

(b) You will not be obligated to lease or sublease to us the Premises of your Business if you have notified us at least 18 months prior to expiration of the Term that you do not intend to exercise your right to a successor franchise under Article 14, and that neither you nor any Affiliate or Owner of yours intends to own, operate, manage, lease, lend funds to or otherwise assist a Competitive Business at the Premises after expiration of the Term, and you and your Affiliates and Owners in fact do not engage in any such activities with respect to the Premises for two years after expiration of the Term.

15.5 Continuing Obligations

All obligations under this Agreement which expressly or by their nature survive the expiration or termination of this Agreement will continue in full force and effect until they are satisfied in full or by their nature expire. For every day that you fail to comply with the post termination obligations that are governed by a time limit in this Agreement will be extended by one day for each day that you do not comply with such covenant(s).

ARTICLE 16:
RELATIONSHIP OF THE PARTIES

16.1 Independent Contractors

You and we are independent contractors. Neither this Agreement, the nature of the relationship of the parties nor the dealings of the parties pursuant to this Agreement will create, directly or indirectly, any fiduciary or similar relationship between the parties hereto.

Nothing contained in this Agreement, or arising from the conduct of the parties hereunder, is intended to make either party a general or special agent, joint venturer, partner, employee, joint employer of the other for any purpose whatsoever. You agree to conspicuously identify yourself in all dealings with customers, lessors, contractors, suppliers, public officials, employees and others as the owner of your Business. You also agree to place such other notices of independent ownership at your Business and on forms, business cards, stationery, advertising and other materials as we may require from time to time.

You may not make any express or implied agreements, warranties, guarantees or representations or incur any debt in our name or on our behalf or represent that the relationship of

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the parties hereto is anything other than that of independent contractors. We will not be obligated by or have any liability under any agreements made by you with any third party or for any representations made by you to any third party. We will not be obligated for any damages to any person(s) or property arising directly or indirectly out of the operation of your business hereunder.

16.2 Indemnification

You agree to indemnify us and our Affiliates, together will all of their respective directors, officers, employees, shareholders, agents, successors and assigns (collectively "indemnitees"), and to hold the indemnitees harmless to the fullest extent permitted by law, from any and all losses and expenses (as defined below) incurred in connection with any litigation or other form of adjudicatory procedure, claim, demand, investigation, or formal or informal inquiry (regardless of whether it is reduced to judgment) or any settlement thereof which arises directly or indirectly from, or as a result of, a claim of a third party in connection with the selection, development, ownership, operation or closing of your Business (collectively "event"), and regardless of whether it resulted from any strict or vicarious liability imposed by law on the indemnitees, provided, however, that this indemnity will not apply to any liability arising from a breach of this Agreement by the indemnitees or the gross negligence or willful acts of indemnitees (except to the extent that joint liability is involved, in which event the indemnification provided herein will extend to any finding of comparative or contributory negligence attributable to Franchisee). The term "losses and expenses" includes compensatory, exemplary, and punitive damages; fines and penalties; attorneys' fees; experts' fees; court costs; costs associated with investigating and defending against claims; settlement amounts; judgments; compensation for damages to our reputation and goodwill; and all other costs associated with any of the foregoing losses and expenses. You agree to give us prompt notice of any event of which you are aware for which indemnification is required, and, at your expense and risk, we may elect to assume (but under no circumstance obligated to undertake) the defense and/or settlement thereof, provided that we will seek your advice and counsel. Our assumption of the defense does not modify your indemnification obligation. We may, in our reasonable discretion, take such actions as we deem necessary and appropriate to investigate, defend, or settle any event or take other remedial or corrective actions with respect thereof as may be, in our reasonable discretion, necessary for the protection of the indemnitees or the My Power Solutions Business generally. This Section 16.2 will continue in full force and effect subsequent to and notwithstanding the expiration or termination of this Agreement.

16.3 Taxes

You agree to promptly pay to us an amount equal to all taxes levied or assessed, including unemployment taxes, sales taxes, use taxes, withholding taxes, excise taxes, personal property taxes, intangible property taxes, gross receipt taxes, taxes on royalties, any similar taxes or levies, imposed upon or required to be collected or paid by us by reason of the furnishing of products, intangible property (including trademarks) or services to you. In the event of a bona fide dispute as to your liability for taxes, you may contest your liability in accordance with applicable law. You shall be responsible for the payments of all withholding taxes that result from the repatriation of revenues due us from you. By way of illustration only, you shall be responsible for the payment of all withholding taxes on all royalties and advertising contributions paid to us without subtracting or otherwise netting such taxes against the Royalty, equipment costs, and inventory purchase as well as the mandatory advertising contributions that you are required to pay to us.

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ARTICLE 17:
MISCELLANEOUS

17.1 Governing Law

Except as otherwise provided in Section 17.2 with respect to the United States Arbitration Act (9 U.S.C. § 1, et seq.), this Agreement and all issues arising from or relating to this Agreement will be governed by and construed under the laws of the State of North Carolina, provided the foregoing does not constitute a waiver of your rights under any applicable franchise registration and disclosure or franchise relationship law of another state. Otherwise, in the event of any conflict of law, North Carolina law will prevail, without regard to the application of North Carolina conflict of law principles.

17.2 Arbitration

Subject to Section 17.3 and Section 17.4, either party may submit all controversies, disputes, or claims between the parties, including their respective Affiliates, owners, officers, directors, agents, and employees, arising from or relating to this Agreement on demand of either party for arbitration to the American Arbitration Association ("AAA"). Such arbitration shall be governed exclusively by the United States Arbitration Act (9 U.S.C. § 1, et seq.), without reference to any state arbitration statutes. The parties agree that, in connection with any such arbitration proceeding, each party shall submit or file any claim which would constitute a compulsory counterclaim (as defined by Rule 13 of the Federal Rules of Civil Procedures) within the same proceeding as the claim to which it relates. Any such claim which is not submitted or filed in such proceeding shall be barred. The arbitration proceedings shall be conducted in the city where we then have our principal place of business. The arbitration shall be conducted in accordance with the then-current commercial arbitration rules of the AAA, except the parties shall be entitled to limited discovery at the discretion of the arbitrator(s) who may, but are not required to, allow depositions. The parties acknowledge that the arbitrators' subpoena power is not subject to geographic limitations. The parties agree to be bound by the provisions of any limitation on the period of time by which claims must be brought under North Carolina law or any applicable federal law. Unless otherwise agreed, the parties will use only one arbitrator in any arbitration proceeding.

The arbitration proceedings shall be conducted on an individual basis and not on a multi-plaintiff, consolidated or class-wide basis.

The arbitrator shall have the right to award the relief which he or she deems proper, consistent with the terms of this Agreement, including compensatory damages (with interest on unpaid amounts from date due), specific performance, injunctive relief, legal fees and costs. The award and decision of the arbitrator shall be conclusive and binding on all parties, and judgment upon the award may be entered in any court of competent jurisdiction. Any right to contest the validity or enforceability of the award shall be governed exclusively by the United States Arbitration Act. The provisions of this Section 17.2 shall continue in full force and effect subsequent to and notwithstanding expiration or termination of this Agreement.

17.3 Preliminary Injunctive Relief

Notwithstanding the demand for arbitration, either party hereto may obtain in any court of competent jurisdiction temporary restraining orders and preliminary injunctions in accordance with

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applicable law. The parties agree that any violation of Article 10, Article 11, Section 12.2(k), Section 15.2 or Section 15.4 would result in irreparable harm for which no adequate remedy at law may be available. The provisions of this Section 17.3 shall continue in full force and effect subsequent to and notwithstanding the expiration or termination of this Agreement.

17.4 Multi-Plaintiff and Class Action Claims

Any litigation, mediation, or arbitration between us and our affiliates and any My Power Solutions franchisee and any of their respective current of former affiliates shall be conducted on an individual basis and not as part of a group, association, consolidated, joint, common, or class action or any representative basis.

17.5 No Jury Trial

You and we irrevocably waive trial by jury in any action, proceeding, or counterclaim, whether at law or in equity, brought by either party.

17.6 Venue

Any judicial proceeding brought against either party in anyway relating to this Agreement shall be brought in the jurisdiction where we then have our principal place of business and may not be transferred to another jurisdiction on the basis that the other jurisdiction is more convenient for the parties and witnesses.

17.7 Costs and Attorneys' Fees

The party who prevails in any arbitration or judicial proceeding will be awarded its costs and expenses incurred in connection with such proceedings, including reasonable attorneys' fees.

17.8 Limitations on Legal Claims

Except with respect to any of your obligations herein regarding the Confidential Information and the Marks, we and you (and your Owners) each agrees, to the fullest extent permitted by law, not to assert any right to or claim for any punitive, exemplary or special damages against the other directly or indirectly arising from or relating to this Agreement.

17.9 Severability and Substitution of Provisions

Every part of this Agreement will be considered severable. If for any reason any part of this Agreement is held to be invalid, that determination will not impair the other parts of this Agreement. If any covenant which restricts competitive activity is deemed unenforceable by virtue of its scope in terms of geographical area, type of business activity prohibited and/or length of time, but could be rendered enforceable by reducing any part or all of it, you and we agree that it will be enforced to the fullest extent permissible under applicable law and public policy.

If any applicable law requires a greater prior notice of termination of or refusal to renew this Agreement than is required hereunder, a different standard of "good cause" to terminate or not renew this Agreement, or the taking of some other action not required hereunder, then the prior notice, "good cause" standard and/or other action required by such law will be substituted for the comparable provisions hereof. However, the foregoing shall not be deemed a waiver of our

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right to contest the validity, enforceability or application of any such law. If any provision of this Agreement or any specification, standard or operating procedure prescribed by us is invalid or unenforceable under applicable law, we have the right, in our sole discretion, to modify such invalid or unenforceable provision, specification, standard or operating procedure to the extent required to make it valid and enforceable.

17.10 Waiver of Obligations

We and you may by written instrument unilaterally waive or reduce any obligation of the other under this Agreement. You and we will not be deemed to have waived any right reserved by this Agreement by virtue of any custom or practice of the parties at variance with it; any failure, refusal or neglect by you or us to exercise any right under this Agreement or to insist upon exact compliance by the other with its obligations hereunder; any waiver, forbearance, delay, failure or omission by us to exercise any right, whether of the same, similar or different nature, with respect to other My Power Solutions Business or Franchisees; or the acceptance by us of any payments due from you after any breach of this Agreement.

17.11 Exercise of Rights

Except as otherwise expressly provided herein, the rights of the parties hereto are cumulative and no exercise or enforcement by either party of any right or remedy hereunder will preclude the exercise or enforcement of any other right or remedy which such party is entitled to enforce by law.

17.12 Construction

The language of this Agreement will be construed according to its fair meaning and not strictly against or for any party. The introduction, personal guarantees, Schedules and addenda (if any) to this Agreement, as well as the Operations Manual, are a part of this Agreement and constitute the entire agreement of the parties with respect to the subject matters hereof and supersede all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein. If there is an inconsistency between the terms of this Agreement and the Operations Manual, the terms of this Agreement will prevail. Except as otherwise expressly provided herein, there are no other oral or written agreements, understandings, representations or statements relating to the subject matter of this Agreement, other than our franchise disclosure document, that either party may or does rely on or that will have any force or effect. This Agreement is binding on the parties hereto and their respective executors, administrators, heirs, assigns and successors in interest. Nothing in this Agreement will be deemed to confer any rights or remedies on any person or legal entity not a party hereto, other than successors and assigns of any party to this Agreement whose interests are assigned in accordance with its terms.

The headings of articles and sections are for convenience only and do not limit or construe their contents. The word "including" will be construed to include the words "without limitation." The term "Franchisee" or "you" is applicable to one or more persons, a corporation, limited liability company or a partnership and its owners, as the case may be. If two or more persons are at any time a Franchisee hereunder, whether as partners, joint venturers or otherwise, their obligations and liabilities to us will be joint and several. The parties hereto acknowledge and agree that the franchise relationship contemplated by this Agreement, as well as other similar agreements with other My Power Solutions Franchisees, confers on us discretion to make decisions and to take certain actions and that we will exercise our business judgment honestly in doing so.

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Whenever this Agreement requires the approval or consent of either party, the other party must make written request therefor, and such approval or consent must be obtained in writing. This Agreement may be executed in counterparts and in multiple copies, each of which will be deemed an original. Time is of the essence in this Agreement. Electronic or faxed signatures for this Agreement and any additional agreements directly related to it shall be considered as original signatures.

17.13 Modification

This Agreement may not be amended except: (a) as noted below; (b) by written agreement signed by both parties; and (c) as otherwise provided herein with respect to the Operations Manual.

This Agreement may be amended at any time whenever we and a super-majority (as hereinafter defined) of My Power Solutions Franchisees agree to any such amendment. We agree to provide you, at least ninety (90) days prior to the date such amendment is to be effective, a copy of the proposed amendment, together with a brief statement explaining the reasons therefor. A "super-majority" of My Power Solutions Business Franchisees shall consist of the owners of at least seventy-five percent (75%) of all franchised My Power Solutions Franchises in the United States of America. Whenever a super-majority of My Power Solutions Franchisees approve an amendment in the manner provided for herein, such amendment shall be binding on all My Power Solutions Franchisees, including you, to the same extent and in the same manner as if the amendment was unanimously approved by all My Power Solutions Franchisees, and regardless whether you may or may not desire to be bound by the amendment. By signing this Agreement, you appoint any of our officers as your attorney in fact with irrevocable power and authority to execute any such amendment so approved.

17.14 Notices and Payments

All notices, requests and reports permitted or required to be delivered by this Agreement will be deemed delivered: (a) at the time delivered by hand to the recipient party (or to an officer, director or partner of the recipient party); (b) on the same day of the transmission by facsimile, telegraph or other reasonably reliable electronic communication system; (c) one business day after being placed in the hands of a commercial courier service for guaranteed overnight delivery; or (d) five business days after placement in the United States Mail by Registered or Certified Mail, Return Receipt Requested, postage prepaid and addressed to the party to be notified at its most current principal business address of which the notifying party has been notified in writing. All payments and reports required by this Agreement must be sent to us at the address identified in this Agreement unless and until a different address has been designated by written notice.

17.15 Counterpart and Electronic Signatures

This Agreement and any exhibits that are attached to it may be executed in any number of counterparts and signature pages may be separately signed and attached to them to create a fully executed original agreement. Signature pages may be delivered with original signatures or by photostatic reproduction, telephonic facsimile transmission, electronic transmission or other similar means whereby each original signature has been reproduced, and all reproduced signatures shall be deemed "electronic signatures" and equivalent to an original signature for all purposes. Delivery of a signature page in any such manner shall evidence the agreement of each of the parties to be fully bound by all terms and conditions of this Agreement.

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17.16 Content Management Procedures and Guidelines

MyPower Solutions maintains the sole right to either approve or disapprove all content that is submitted for use on the company's Content Management Platform. The company's Content Selection Team will be the governing body for the selection process. Decisions will be made without any exterior influence from the content creator or MyPower Solutions Franchisee's. MyPower Solutions Content Selection Team will work with franchisee's in regards to specific content on the media delivery devices at their respective franchise location, but will make no guarantees that it will approve any specific content. Franchisee's understand and agree by signing The My Power Solutions Franchise and Trademark Agreement, that all content put on the MyPower Solutions media delivery devices is at the sole discretion of the MyPower Solutions Content Selection Team. The only resources used in the decision making process will be their application, sample digital files and any other public information the content selection team finds about the content provider such as websites or news articles. The purpose of the content selection team is to uphold the high standards of content that is used on the MyPower Solutions content management platform, specifically designed to change, challenge and empower the individual, community and local economy.

Requests for additions of content to the My Power Solutions Content Management must meet the minimum requirements set forth by My Power Solutions for cultural responsibility, civic duty, religious guidelines, and moral standards.

(a) Cultural Responsibility, which is defined by My Power Solutions as the overall adherence to the procedures that lead to a more calm and peaceful cohabitation of an area. It is not the policy of My Power Solutions to use the My Power Solutions Content Management Platform to distribute material that is harmful to the processes of others to help advance the welfare of the affected area

(b) Civic Duty, which is defined by My Power Solutions as the adherence to local, national, and international law. It is not the policy of My Power Solutions to use the My Power Solutions Content Management to distribute material that is broadly seen as disturbing the common good or encouraging the breaking of any laws of a governing body. This is not strictly applicable to the distribution of political material deemed suitable for the common purpose of promoting democratic elections and policies.

(c) Religious Guidelines, MyPower Solutions is a Christian Company. Our definition of Christian means we will only promote faith in Jesus Christ, who we believe is the only begotten Son of the only true and living God, and that the only way to receive salvation is through faith in Jesus Christ and his resurrection from the dead (Romans 10:9-10). No contrary religious content will be approved for distribution on any MyPower Solutions media devices.

(d) Moral Standards. No material determined by social norms to contain pornography, overly suggestive photos or videos, extreme violence and gore, or any other material deemed to detract from the overall positive upbringing of children and the health of individuals.

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MyPower Solutions utilizes approved content from a variety of providers for its content delivery platform. The following guidelines are used in the content selection and approval process. All persons or organizations wishing to add content to the My Power Solutions Application System must be approved by My Power Solutions content team.

The approval process will include these steps:

- Completed online application which includes agreement with the minimum requirements set forth by My Power Solutions for cultural responsibility, civic duty, religious guidelines, and moral standards.
- Submission of three content samples in a digital format. These will be uploaded with the online application.
- The application and sample content will be reviewed by the MyPower Solutions Content team. Approval will be based on but not limited to the following factors:
    - Agreement with the minimum requirements set forth by My Power Solutions for cultural responsibility, civic duty, religious guidelines, and moral standards.
    - Overall ability to produce material that is of a high quality in nature
    - Overall ability to produce or suggest material that is in keeping with the guidelines put out by My Power Solutions
    - Overall ability to produce or suggest products unique to the catalogue of material offered by My Power Solutions
- Upon completion of the review process, the applicant will receive a written notice from MyPower Solutions as to their decision.

If a content provider has their content approved for usage by My Power Solutions, they will be provided with an internet portal where they will be provided a platform to upload their files. There will be specific requirements that must be followed by the content providers as to how they provide their digital content to MyPower Solutions. Failure to meet these technical requirements will lead to the content not being used by MyPower Solutions until the errors have been fixed.

These technical guidelines include:

- Proper digital format:
    - MP3 for Audio
    - MP4 for Video
- Properly labeled digital files with the following fields being accurate:
    - Track Title
    - Artist Name

MyPOWER-Solutions.com PAGE | 46

- Album Name
- Organization(where applicable)
- Genre

- Proper grammar and punctuation rules must be used. These include:
  - Proper capitalization of names and words
  - Proper use of commas, apostrophes and periods.

Finalization of the requests for additions of content to the My Power Solutions Application System must be made in conjuncture with a signed contract detailing no less than rights of distribution and applicable royalties. Approved Content providers will receive monthly reports that show the overall distribution and usage of their material on the MyPower Solutions network.

MyPOWER-Solutions.com PAGE | 47

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the Agreement Date.

FRANCHISEE If a corporation, Limited Liability Company or partnership:	**MY POWER SOLUTIONS, INC.** A Nevada Corporation
______________________________ (Name of corporation, limited liability company or partnership)	By:______________________________ (My Power Solutions Inc.)
By:______________________________ (Authorized Signature)	
______________________________ (Print Name)	
If individuals:	Attest: MY POWER SOLUTIONS, INC.
______________________________ (Signature)	______________________________ (My Power Solutions Inc.)
______________________________ (Print Name)	
______________________________ (Signature)	
______________________________ (Print Name)	
______________________________ (Signature)	
______________________________ (Print Name)	
Date:______________________, _____	Date:______________________, _____

MyPOWER-Solutions.com PAGE | 48

SCHEDULE A - MARKET AREA

MY POWER SOLUTIONS BUSINESS
FRANCHISE AND TRADEMARK AGREEMENT
WITH

____
(insert Franchisee name)

(insert Agreement Date)

The expiration date of the agreement is ____

The "Market Area" is: (See exhibit 1)

FRANCHISEE
If a corporation, Limited Liability Company or partnership:

____
(Name of corporation, limited liability company or partnership)

By:____
(Authorized Signature)

____
(Print Name)

If individuals:

____
(Signature)

____
(Print Name)

____
(Signature)

____
(Print Name)

Date:____________________________,

MY POWER SOLUTIONS, INC.
A Nevada Corporation

By:____
(My Power Solutions Inc.)

Attest: MY POWER SOLUTIONS, INC.

____
(My Power Solutions Inc.)

Date:____________________________,

MyPOWER-Solutions.com

A-1

PAGE | 49

SCHEDULE B - PREMISES

MY POWER SOLUTIONS
FRANCHISE AND TRADEMARK AGREEMENT
WITH

____
(insert Franchisee name)

____
(insert Agreement Date)

The "Premises" of your Business shall be as follows:

____
____
____

FRANCHISEE
If a corporation, Limited Liability Company or partnership:

____
(Name of corporation, limited liability company or partnership)

By:______________________________________
(Authorized Signature)

____
(Print Name)

If individuals:

____
(Signature)

____
(Print Name)

____
(Signature)

____
(Print Name)

Date:____________________________, ________

MY POWER SOLUTIONS, INC.
A Nevada Corporation

By:______________________________________
(My Power Solutions Inc.)

Attest: MY POWER SOLUTIONS, INC.

____
(My Power Solutions Inc.)

Date:____________________________, ________

MyPOWER-Solutions.com
B-1
PAGE | 50

SCHEDULE C - DISCLOSURE OF OWNERSHIP INTERESTS

MY POWER SOLUTIONS FRANCHISEE
FRANCHISE AND TRADEMARK AGREEMENT
WITH

____
(insert Franchisee name)

(insert Agreement Date)

1. Operating Partner. The name and home address of the Operating Partner is as follows:
____

2. Form of Entity of Franchisee.

(a) Corporation or Limited Liability Company. Franchisee was incorporated on ___________,____, under the laws of the State or Province of _____________. It has not conducted business under any name other than its corporate name. The following is a list of all of Franchisee's directors and officers as of __________,____.

Name of Each Director/Officer	Position(s) Held
________________________________	_________________________
________________________________	_________________________
________________________________	_________________________
________________________________	_________________________

(b) Partnership. Franchisee is a [general] [limited] partnership formed on _, _____ under the laws of the State of ____________ . It has not conducted business under any name other than its partnership name. The following is a list of all of Franchisee's general partners as of _________________, _____.

Name of General Partner

____

____

____

MyPOWER-Solutions.com C-1 PAGE | 51

3. Owners. Franchisee and each of its Owners represents and warrants that the following is a complete and accurate list of all Owners of Franchisee, including the full name and mailing address of each Owner, and fully describes the nature and extent of each Owner's interest in Franchisee. Franchisee, and each Owner as to his ownership interest, represents and warrants that each Owner is the sole and exclusive legal and beneficial owner of his ownership interest in Franchisee, free and clear of all liens, restrictions, agreements and encumbrances of any kind or nature, other than those required or permitted by this Agreement.

Owner's Name and Address	Description of Interest
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________
______________________________	________________________

MyPOWER-Solutions.com C-2 PAGE | 52

FRANCHISEE If a corporation, Limited Liability Company or partnership:	**MY POWER SOLUTIONS, INC.** A Nevada Corporation
______________________________ (Name of corporation, limited liability company or partnership)	By:______________________________ (My Power Solutions Inc.)
By:______________________________ (Authorized Signature)	
______________________________ (Print Name)	
If individuals:	Attest: MY POWER SOLUTIONS, INC.
______________________________ (Signature)	______________________________ (My Power Solutions Inc.)
______________________________ (Print Name)	
______________________________ (Signature)	
______________________________ (Print Name)	
______________________________ (Signature)	
______________________________ (Print Name)	
Date:______________________, _____	Date:______________________, _____

MyPOWER-Solutions.com C-3 PAGE | 53

SCHEDULE D - OWNERS' PERSONAL GUARANTY

MY POWER SOLUTIONS BUSINESSS
FRANCHISE AND TRADEMARK AGREEMENT
WITH

____
(insert Franchisee name)

(insert Agreement Date)

In consideration of, and as an inducement to, the execution of the _____ My Power Solutions Franchise and Trademark Agreement dated as of ______ _____ (the "Agreement") by and between My Power Solutions, Inc. ("Franchisor"), and ____________("Franchisee") and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, each of whom is an owner of an interest in Franchisee as of the date of this document, hereby personally and unconditionally: (1) guarantees to Franchisor and its successors and assigns, for the term of the Agreement and thereafter as provided in the Agreement, that Franchisee shall punctually pay and perform each and every undertaking, agreement and covenant set forth in the Agreement and that each and every representation of Franchisee made in connection with the Agreement is true, correct and complete in all respects at and as of the time given; and (2) agrees personally to be bound by, and personally liable for the breach of, each and every provision in the Agreement.

Each of the undersigned waives: (a) acceptance and notice of acceptance by Franchisor of the foregoing undertakings; (b) notice of demand for payment of any indebtedness or nonperformance of any obligations hereby guaranteed; (c) protest and notice of default to any party with respect to the indebtedness or nonperformance of any obligations hereby guaranteed; (d) any right he may have to require that an action be brought against Franchisee or any other person as a condition of liability; and (e) any and all other notices and legal or equitable defenses to which he may be entitled relating to the validity or enforceability of this guaranty.

Each of the undersigned consents and agrees that: (i) his direct and immediate liability under this guaranty shall be joint and several; (ii) he shall render any payment or performance required under the Agreement upon demand if Franchisee fails or refuses punctually to do so; (iii) such liability shall not be contingent or conditioned upon pursuit by Franchisor of any remedies against Franchisee or any other person; and (iv) such liability shall not be diminished, relieved or otherwise affected by any extension of time, credit or other indulgence which Franchisor may from time to time grant to Franchisee or to any other person including, without limitation, the acceptance of any partial payment or performance or the compromise or release of any claims, none of which shall in any way modify or amend this guaranty, which shall be continuing and irrevocable during the term of the Agreement and thereafter and shall continue until any and all indebtedness and obligations thereunder are satisfied in full.

IN WITNESS THEREOF, each of the undersigned has hereunto affixed his signature, under seal, on the same day and year as the Agreement was executed.

MyPOWER-Solutions.com D-1 PAGE | 54

PERCENTAGE OF OWNERSHIP INTERESTS IN FRANCHISEE	**GUARANTOR(S)**
______________________	______________________ (Signature) ______________________ (Print Name)
______________________	______________________ (Signature) ______________________ (Print Name)
______________________	______________________ (Signature) ______________________ (Print Name)
______________________	______________________ (Signature) ______________________ (Print Name)
______________________	______________________ (Signature) ______________________ (Print Name)

DATE: ______________________

-

MyPOWER-Solutions.com D-2 PAGE | 55

FRANCHISEE
If a corporation, Limited Liability Company or partnership:

____
(Name of corporation, limited liability company or partnership)

By:__________________________
(Authorized Signature)

____
(Print Name)

If individuals:

____
(Signature)

____
(Print Name)

____
(Signature)

____
(Print Name)

____
(Signature)

____
(Print Name)

Date:________________________, _____

MY POWER SOLUTIONS, INC.
A Nevada Corporation

By:__________________________
(My Power Solutions Inc.)

Attest: MY POWER SOLUTIONS, INC.

____
(My Power Solutions Inc.)

Date:________________________, _____

MyPOWER-Solutions.com D-3 PAGE | 56